FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes              No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Annual report on Corporate Governance for 2007 required to listed companies.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

ANNEX I

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

ISSUER	YEAR 2007

TAX REGISTRATION NUMBER: A78374725

Name: REPSOL YPF, S.A.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

MODEL FORM OF ANNUAL REPORT ON CORPORATE GOVERNANCE OF

LISTED COMPANIES

Read the instructions for completion at the end of this report for a better understanding of the model form and assistance for completion. The column tax registration number (CIF, NIF or similar), which will not be public, must be completed in all cases in which this is necessary to complete the particulars of individuals or entities:

Tax registration number	Other particulars

A	OWNERSHIP STRUCTURE

A.1	Complete the following table on the capital of the company:

Date latest modification	Capital ( € )	Number of shares	Number of voting rights
15-12-2000	1,220,863,463.00	1,220,863,463	1,220,863,463

State whether there are different classes of shares with different associated rights:

Yes  ☐        No  ☒

Class	Number of shares	Unit par value	Unit number of voting rights	Different rights

A.2	Give details on the direct and indirect holders of significant interests in your company at year-end, excluding directors:

Name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% total voting rights
Sacyr Vallehermoso, S.A.	0	244,294,779	20.010
Criteria CaixaCorp, S.A.	113,180,131	61,315,415	14.29
Petróleos Mexicanos	0	59,404,129	4.866
Chase Nominees, LTD	119,967,789	0	9.826
Axa, S.A.		51,438,024	4.213

(*)	Through

Name of direct holder of the stake	Number of direct voting rights	% total voting rights
Sacyr Vallehermoso Participaciones Mobiliarias, S.L.	244,294,779	20.010
Repinves, S.A.	61,315,415	5.022
Pemex Internacional España, S.A.	1	0.000
Repcon Lux, S.A.	59,404,128	4.866
Alliance Bernstein	39,680,413	3.250
Subsidiaries Axa Group	11,757,611	0.963

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Indicate the principal movements in the shareholding structure during the year:

Name of shareholder	Date of transaction	Description of transaction
Axa, S.A.	20/12/07	Exceeding 3% of the capital
Alliance Bernstein	20/12/07	Exceeding 3% of the capital
Alliance Bernstein	30/12/07	Falling below 3% of the capital

A.3	Complete the following tables on directors’ shareholding interests in the company:

Name of Director	Number of direct voting rights	Number of indirect voting rights (*)	% total voting rights
Antonio Brufau Niubó	205,621		0.017
Luis Fernando del Rivero Asensio	1,000		0.000
Isidro Fainé Casas	242		0.000
Juan Abelló Gallo	1,000	81,926	0.007
Paulina Beato Blanco	100		0.000
Artur Carulla Font	6,215		0.001
Carmelo de las Morenas López	7,376		0.001
Ángel Durández Adeva	4,000		0.000
Javier Echenique Landiríbar		17,200	0.001
José Manuel Loureda Mantiñán	2,300	42,000	0.003
Juan María Nin Génova	242		0.000
Pemex Internacional España, S.A.	1		0.000
Henri Philippe Reichstul	50		0.000
Luis Suárez de Lezo Mantilla	1,665		0.000

(*)	Through:

Name of direct holder of the interest	Number of direct voting rights	% total voting rights
Arbarin Sicav, S.A.	81,926	0.007
Bilbao Orbieto, S.L.	17,200	0.001
Loupri Inversiones Sicav S.A.	21,000	0.0017
Prilou, S.L.	21,000	0.0017

Total % of voting rights held by the Board of Directors		0.030

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Complete the following tables on directors with stock options in the company:

Name of Director	Number of direct stock options	Number of indirect stock options	Equivalent number of shares	% total voting rights

A.4	Indicate family, commercial, contractual or corporate relationships among significant shareholders known to the company, if any, except any that are insignificant and those deriving from ordinary commercial business:

Names of related persons or companies	Type of relationship	Brief description

A.5	Indicate commercial, contractual or corporate relationships between significant shareholders and the company and/or its group, if any, except any that are insignificant and those deriving from ordinary commercial business:

Names of related persons or companies	Type of relationship	Brief description
Caja de Ahorros y Pensiones de Barcelona	Corporate	Repsol YPF and Caja de Ahorros y Pensiones de Barcelona (controlling shareholders of Criteria Caixa Corp.) participate in Gas Natural SDG, S.A., which has as business purpose, among other activities, supply, production, piping and distribution of any type of combustible gas. Repsol YPF and Caja de Ahorros y Pensiones de Barcelona have also signed an agreement relative to Gas Natural SDG, S.A., of which the Comisión Nacional del Mercado de Valores (CNMV) has been duly notified.

A.6	Indicate any shareholders’ agreements of which the company has been notified in pursuance of Art. 112 of the Securities Market Act. Describe briefly, if any, indicating the shareholders bound by the agreement:

Yes  ☐        No  ☒

Participants in shareholders’ agreement	% of capital affected	Brief description of the agreement

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Indicate any concerted actions among company shareholders of which the company is aware:

Yes  ☒        No  ☐

Participants in concerted action	% of capital affected	Brief description of the agreement
Barclays Global Investors, Na, Barclays Global Investors, Ltd, Barclays Global Fund Advisors and Barclays Global Investors (Deutschland)	3.219	The companies exercising voting rights in concert are all managers of UCIs and the parent company (Barclays Global Investors UK Holdings LTD) does not issue direct or indirect instructions for exercising the corresponding voting rights held by those managers.

Expressly indicate any change or break-up of those agreements or concerted actions, if any, that has taken place during the year:

A.7	Indicate any individuals or entities that exercise or may exercise control over the company in pursuance of Article 4 of the Securities Market Act:

Yes  ☐        No  ☒

Name

Remarks

A.8	Complete the following tables on the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	Treasury stock/capital (%)

(*)	Through:

Name of direct holder of the interest	Number of direct shares

Total:

Give details on any significant variations during the year, according to the provisions of Royal Decree 1362/2007:

Date of notification	Number of direct shares acquired	Number of indirect shares acquired	T.stock/capital (%)

Gain/(loss) obtained during the year on trading in own shares	3,612.80 (thous. euro	)

A.9.	Indicate the terms and conditions of the authorisation granted by the General Meeting to the Board to buy or sell own shares.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The Annual General Meeting of Shareholders of Repsol YPF, S.A. held on second call on 9 May 2007, adopted the following resolution under item six on the Agenda:

“To authorize the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares, that added to those already own by Repsol YPF, S.A. and its subsidiaries, not exceeding 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and directors of the Company and its Group or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorization, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders Meeting held on 16 June 2006.”

A.10	Indicate any constraints established in law or the Articles of Association on the exercise of voting rights and legal restrictions on the acquisition and disposal of shares in the capital.

Indicate whether there are any legal constraints on the exercise of voting rights:

Yes  ☒        No  ☐

Maximum percentage of voting rights that may be exercised by one shareholder by legal constraint

Indicate whether the Articles of Association establish any constraints on the exercise of voting rights:

Yes  ☒        No  ☐

Maximum percentage of voting rights that may be exercised by one shareholder by a constraint under the Articles of Association	10%

Description of the constraints established in law or the Articles of Association on the exercise of voting rights

Under Act 55/1999 (amended by Act 62/2003), the government must be informed whenever any public corporation, or entities of whatsoever nature in which public corporations have a majority or controlling interest, acquire a stake of 3% or more in the capital of energy companies. The Council of Ministers has a period of two months to recognise or reject exercise of the voting rights corresponding to those shares, or to submit such exercise to certain conditions (the “energy golden share”).

In this regard, a Judgment passed by the European Court of Justice (ECJ) on 14 February 2008 ruled that Spain has breached its obligations under Article 56 EC by maintaining in place measures such as the “energy golden share”, which limit the voting rights corresponding to shares held by public entities in Spanish companies operating in the energy sector.

Furthermore, Article 34 of Royal Decree-Law 6/2000 establishes certain constraints on the exercising of voting rights in more than one principal operator in any one market or sector. Among others, it lists the fuel production and distribution, liquefied petroleum gas production and supply and natural gas production and supply markets. The principal operators are the entities holding the five largest shares of the market in question.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

These constraints are as follows:

• Individuals or entities directly or indirectly holding more than 3% of the capital or voting rights of two or more principal operators on the same market may not exercise the voting rights corresponding to the excess over that percentage in more than one of such operators.

• No principal operator may exercise the voting rights corresponding to an interest of more than 3% in the capital of another principal operator on the same market.

These constraints shall not be applicable to parent companies that are principal operators in respect of their subsidiaries that are in the same position, provided this structure is imposed by law or the result of a mere redistribution of securities or assets among group companies.

The Comisión Nacional de Energía (CNE), regulator of the energy market, may authorise exercise of the voting rights corresponding to the excess provided this does not favour the exchanging of strategic information or imply any risks of coordination of their strategic actions.

Furthermore, Article 27 of the Repsol YPF, S.A. Articles of Association stipulates that no one shareholder, or companies belonging to the same Group, may cast votes at general meetings in excess of the number corresponding to 10% of the voting capital.

Indicate whether there are any legal restrictions on the acquisition and disposal of shares in the capital:

Yes  ☐        No  ☒

Description of the legal restrictions on the acquisition and disposal of shares in the capital

A.11	Indicate whether the General Shareholders’ Meeting has resolved to take measures to neutralise a takeover bid under Act 6/2007.

Yes  ☐        No  ☒

If so, explain the measures approved and the terms on which the constraints would become ineffective:

B	MANAGEMENT STRUCTURE OF THE COMPANY

B.1	Board of Directors

B.1.1	State the maximum and minimum numbers of Directors stipulated in the Articles of Association:

Maximum number of directors:	16
Minimum number of directors:	9

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.2	Complete the following table with details of the members of the Board:

Name of Director	Representative	Position	Date first appointment	Date last appointment	Election procedure
Antonio Brufau Niubó		Chairman	23-07-1996	09-05-2007	Cooptation ratified by General Meeting

Luis Fernando del Rivero Asensio		First Vice-Chairman	29-11-2006	09-05-2007	Cooptation ratified by General Meeting

Isidro Fainé Casas		Second Vice-Chairman	19-12-2007	19-12-2007	Cooptation

Juan Abelló Gallo		Director	29-11-2006	09-05-2007	Cooptation ratified by General Meeting

Paulina Beato Blanco		Director	29-12-2005	16-06-2006	Cooptation ratified by General Meeting

Artur Carulla Font		Director	16-06-2006	16-06-2006	General Meeting

Luis Carlos Croissier Batista		Director	09-05-2007	09-05-2007	General Meeting

Carmelo de las Morenas López		Director	23-07-2003	09-05-2007	Cooptation ratified by General Meeting

Ángel Durández Adeva		Director	09-05-2007	09-05-2007	General Meeting

Javier Echenique Landiríbar		Director	16-06-2006	16-06-2006	General Meeting

Antonio Hernández-Gil Álvarez- Cienfuegos		Director	06-06-1997	31-05-2005	Cooptation ratified by General Meeting

José Manuel Loureda Mantiñán		Director	31-01-2007	09-05-2007	Cooptation ratified by General Meeting

Juan María Nin Génova		Director	19-12-2007	19-12-2007	Cooptation

Pemex Internacional España, S.A.	Raúl Cardoso Maycotte	Director	26-01-2004	16-06-2006	Cooptation ratified by General Meeting

Henri Philippe Reichstul		Director	29-12-2005	16-06-2006	Cooptation ratified by General Meeting

Luis Suárez de Lezo Mantilla		Director and Secretary	02-02-2005	31-05-2005	Cooptation ratified by General Meeting

Total Number of Directors	16

Indicate any retirements from the board during the year:

Name of director	Type of director at time of retirement	Date of retirement
Ricardo Fornesa Ribó	Institutional Outside	31-01-2007
Ignacio Bayón Mariné	Independent Outside	31-01-2007
Jorge Mercader Miró	Institutional Outside	19-12-2007
Manuel Raventós Negra	Institutional Outside	19-12-2007

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.3	Complete the following tables on the types of board members:

EXECUTIVE DIRECTORS

Name of director	Committee proposing appointment	Position in company’s organisation
Antonio Brufau Niubó	Nomination and Compensation Committee	Executive Chairman

Luis Suárez de Lezo Mantilla	Nomination and Compensation Committee	General Counsel and Secretary of the Board of Directors

Total number of executive directors	2
Executive directors / total directors (%)	12.5

INSTITUTIONAL OUTSIDE DIRECTORS

Name of director	Committee proposing appointment	Position in company’s organisation
Luis Fernando del Rivero Asensio	Nomination and Compensation Committee	First Vice-Chairman

Isidro Fainé Casas	Nomination and Compensation Committee	Second Vice-Chairman

Juan Abelló Gallo	Nomination and Compensation Committee	Director

José Manuel Loureda Mantiñán	Nomination and Compensation Committee	Director

Juan María Nin Génova	Nomination and Compensation Committee	Director

Pemex Internacional España, S.A.	Nomination and Compensation Committee	Director

Total number of institutional directors	6
Institutional dir. / total directors (%)	37.5

INDEPENDENT OUTSIDE DIRECTORS

Name of director	Profile
Paulina Beato Blanco	Córdoba, 1946. Phd Economics, Complutense University of Madrid and University of Minnesota, Professor of Economic Analysis, Commercial Expert and Economist of the State. Former Executive Chairman of Red Eléctrica de España, Director of CAMPSA and major financial institutions. Formerly Chief Economist in the Sustainable Development Department of Inter-American Development Bank and Consultant in the Banking Supervision and Regulation Division of the International Monetary Fund. Currently she is advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), Director of Solfocus Europe, professor for Economic Analysis in various universities and member of a special Board for promoting Knowledge Society in Andalusia.

Artur Carulla Font	Barcelona, 1948. Graduate in Economics. His professional activity began in Arbora & Ausonia, S.L. in 1972, where he held several positions until he was appointed Executive Director. In 1988 he joined Agrolimen, S.A. like Strategy Director. In 2001 he is appointed Managing Director of Agrolimen, S.A. He is Managing Director of Arborinvest, S.A. and Corporación Agrolimen,

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

S.A., Chairman of the following companies: Affinity Petcare, S.A., Preparados Alimenticios, S.A. (Gallina Blanca Star), Biocentury, S.L., The Eat Out Group, S.L., Reserva Mont-Ferrat, S.A., Director of Arbora & Ausonia, S.L.U, Quercus Capital Riesgo, SCR, RS, S.A. and Consorcio de Jabugo, S.A. He is also Vice-Chairman of Círculo de Economía, Vice-Chairman of Foundation ESADE, Member of Foundation Lluis Carulla, Member of the Management Board of Instituto de la Empresa Familiar and Member of Foundation MACBA (Museo de Arte Contemporaneo de Barcelona).

Luis Carlos Croissier Batista	Arucas (Las Palmas), 1950. He has been the professor in charge of economic policy of the Universidad Complutense of Madrid. During his long professional tenure, amongst other positions, he was Subsecretary of the Ministry of Industry and Energy, President of the National Institute of Industry (Instituto Nacional de Industria, I.N.I.), Minister of Industry and Energy and President of Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Currently he is Director of Adolfo Dominguez, S.A., Testa Inmuebles en Renta, S.A., High Tech Hotels & Resorts, S.A., Eolia Renovables de Inversiones SCR, S.A., Grupo Copo de Inversiones, S.A. y Begar, S.A., y Sole Director of Eurofocus Consultores, S.L.

Carmelo de las Morenas López	Sevilla, 1940. Ba in Economics and Law. Started Career In Arthur Andersen & Co. Subsequently General Manager of the Spanish Subsidiary of the Delet Banking Corporation and Chief Finance Officer of Madridoil and Transportes Marítimos Pesados. Joined Repsol Group in 1979 holding different Management Positions. In 1989 he was appointed Chief Financial Officer, up to the end of his career in the company. Up to 31 December 2005 was member of the Standard Advisory Council of IASB. Currently he is Director of the Britannia Steam Ship Insurance Association, Ltd., Orobaena S.A.T. and Faes Farma, S.A.

Ángel Durández Adeva	Madrid, 1943. BA Economics, Professor of Commerce, chartered accountant and founding member of the Registry of Economic Auditors. He joined Arthur Andersen in 1965 where he was Partner from 1976 to 2000. Up to March, 2004 he headed the Euroamerica Foundation, of which he was founder, entity dedicated to the development of business, political and cultural relationships between the European Union and the different Latin American Countries. Currently he is Director of Gestevisión Telecinco, S.A., Member of the Advisory Board of Iroko Films, Arcadia Capital, Exponencial-Agencia de Desarrollos Audiovisuales, S.L., DBP Consultants, Ambers & Co, Responsables Consultores and FRIDE (Foundation for the international relations and the foreign development), Director of Real Estate Equity Portfolio, S.A., Chairman of Información y Control de Publicaciones, S.A., Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente y Vice president of Fundación Euroamérica.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Javier Echenique Landiríbar	Pamplona (Navarra), 1951. Ba Economics and Actuarial Science. Former Director-General Manager of Allianz-Ercos and General Manager of BBVA Group. Currently Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), S.A., Abertis Infraestructuras, S.A., Uralita, S.A., Grupo Empresarial Ence, S.A. and Consulnor, S.A., Delegate of the Board of Telefónica, S.A. in the Basque region, Member of the Advisory Board of Telefónica Spain, Member of Foundation Novia Salcedo, Director of Agencia de Calidad y Acreditación del Sistema Universitario Vasco and Member of the Círculo de Empresarios Vascos.

Antonio Hernández-Gil Álvarez-Cienfuegos	Burgos, 1953. Ba Law, Complutense University of Madrid. Since 1983 Professor of Civil Law, Formerly at University of Santiago de Compostela and Currently at the UNED. Practising lawyer since 1974, specialising in Civil and Mercantile Law and Arbitration. In December 2007, he was appointed Dean of the Madrid Bar Association. In 2002 he was appointed Member of the Ad- Hoc Committee for Promotion of Transparency and Security on Financial Markets and in Listed Companies. He is Director and Member of the Audit and Control Comitte of Barclays Bank, S.A.

Henri Philippe Reichstul	Paris (France), 1949. Ba Economics, University of São Paulo and Phd at Hertford College, Oxford. Former Secretary of the State Business Budget Office and Deputy Minister of Planning in Brazil. From 1988 to 1999 he held the position of Executive Vice President of Banco Inter American Express, S.A. From 1999 to 2001 he was Chairman of Brazilian State Oil Company Petrobrás. He is Member of the Strategic Board of ABDIB, Member of the Board of Ashmore Energy Internacional, Chairman of Brenco – Companhia Brasileira de Energía Renovável, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of Surveillance Board of Peugeot Citroen, S.A. and Vice-Chairman of the Brazilian Foundation for Sustainable Development.

Total number of independent directors	8
Independent directors / total directors (%)	50

OTHER OUTSIDE DIRECTORS

Name of director	Committee proposing appointment

Total number of other outside directors
Other outside directors / total directors (%)

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

State reasons why they cannot be considered institutional outside or independent outside directors:

Name of director	Reasons	Company, executive or shareholder with which they are related

Indicate any variations during the year in the type of each director:

Name of director	Date of change	Previous status	Current status

B.1.4	Explain why institutional directors have been appointed at the proposal of shareholders with less than a 5% interest in the company, if appropriate:

Name of shareholder	Justification
Pemex Internacional España, S.A.

Pemex Internacional España, S.A. was appointed director of Repsol YPF, S.A., as an Institutional Outside Director, at the proposal of the significant shareholder Petróleos Mexicanos, which currently holds an interest of 4.9% in the capital.

Petróleos Mexicanos has held a stable interest in the company since 1990, when it proposed the appointment of its subsidiary PMI Holdings, B.V. as director of Repsol YPF, S.A..

Indicate whether any formal requests for presence on the Board have not been met from shareholders with an interest equal to or greater than that of others at whose request institutional directors have been appointed. If so, explain why such requests have not been met:

Yes  ☐        No  ☒

Name of shareholder	Explanation

B.1.5	Indicate whether any director has retired from office before the end of his/her term, whether he/she explained the reasons for such retirement to the Board, and how, and if done in a letter addressed to the entire Board, explain at least the reasons stated therein:

Name of director	Reason for retirement

B.1.6	Indicate the powers delegated to the Managing Director(s), if any:

Name of director	Brief description

B.1.7	Name the Board members, if any, who are also directors or executives of other companies in the same group as the listed company:

Name of director	Name of group company	Position
Antonio Brufau Niubó	YPF, S.A.	Chairman

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.8	Name the company directors, if any, who are on the Boards of non-group companies listed on Spanish stock exchanges, insofar as the company has been notified:

Name of Director	Listed Company	Position
Antonio Brufau Niubó	Gas Natural SDG, S.A.	Vice-Chairman
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Chairman
Luis Fernando del Rivero Asensio	Testa Inmuebles en Renta, S.A.	Director
Luis Fernando del Rivero Asensio	Itínere Infraestructuras, S.A.	Director
Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Chairman
Isidro Fainé Casas	Telefónica, S.A.	Vice-Chairman
Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Director
Luis Carlos Croissier Batista	Adolfo Domínguez, S.A.	Director
Luis Carlos Croissier Batista	Testa Inmuebles en Renta, S.A.	Director
Carmelo de las Morenas López	Faes Farma, S.A.	Director
Ángel Durández Adeva	Gestevisión Telecinco, S.A.	Director
Javier Echenique Landiríbar	ACS Actividades de Construcción y Servicios, S.A.	Director
Javier Echenique Landiríbar	Abertis Infraestructuras, S.A.	Director
Javier Echenique Landiríbar	Uralita, S.A.	Director
Javier Echenique Landiríbar	Grupo Empresarial ENCE, S.A.	Director
José Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Director
José Manuel Loureda Mantiñán	Testa Inmuebles en Renta, S.A.	Director
José Manuel Loureda Mantiñán	Itínere Infraestructuras, S.A.	Director
Juan María Nin Génova	Criteria CaixaCorp, S.A.	Director
Juan María Nin Génova	Gas Natural SDG, S.A.	Director
Luis Suárez de Lezo Mantilla	Compañía Logística de Hidrocarburos, S.A. (CLH)	Director

B.1.9	Indicate and, if appropriate, explain whether the company has established rules on the number of boards on which its directors may sit:

Yes  ☐        No  ☒

Explain the rules

B.1.10	With regard to recommendation number 8 of the Unified Code, indicate the general policies and strategies of the company reserved for approval by the full board:

	Yes	No
Investment and financing policy	X

Definition of the structure of the group of companies		X

Corporate governance policy	X

Corporate social responsibility policy	X

Strategic or business plan, management objectives and annual budget	X

Pay policy and senior executive performance assessment		X

Risk management and control policy and regular monitoring of the internal information and control systems		X

Dividend policy, treasury stock policy, especially limits	X

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.11	Complete the following tables on the aggregate directors’ remuneration accrued during the year:

a)	In the reporting company:

Remuneration	Thousand euro
Fixed remuneration	7,664.56
Variable remuneration	295.50
Attendance fees	0.00
Statutory payments	0.00
Stock options and/or other financial instruments	0.00
Others	54.07

TOTAL:	8,014.13

Other Benefits	Thousand euro
Advances	0.00
Loans granted	0.00
Pension Plans and Funds: Contributions	2,335.11
Pension Plans and Funds: Obligations contracted	0.00
Life assurance premiums	219.20
Guarantees furnished by the company for directors	0.00

b)	For company directors who are on other Boards and/or in the top management of group companies:

Remuneration	Thousand euro
Fixed remuneration	373.41
Variable remuneration	0.00
Attendance fees	0.00
Statutory payments	0.00
Stock options and/or other financial instruments	0.00
Others	0.00

TOTAL:	373.41

Other Benefits	Thousand euro
Advances	0.00
Loans granted	0.00
Pension Plans and Funds: Contributions	0.00
Pension Plans and Funds: Obligations contracted	0.00
Life assurance premiums	0.00
Guarantees furnished by the company for directors	0.00

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

c)	Total remuneration by type of director:

Types of directors	By company (thousand euro)	By group (thousand euro)
Executive	4,138.36	373.41
Institutional outside directors	1,725.63	0.00
Independent outside directors	2,150.14	0.00
Other outside directors	0.00	0.00

TOTAL:	8,014.13	373.41

d)	Regarding profit attributed to the controlling company:

Total directors’ remuneration (thousand euro)	8,387.54
Total directors’ remuneration / profit attributed to parent company (%)	0.263

B.1.12	Name the members of top management who are not executive directors and indicate the aggregate remuneration accrued in their favour during the year:

Name	Position
Pedro Fernández Frial (1)	Executive Managing Director Downstream
Nemesio Fernández-Cuesta Luca de Tena (1)	Executive Managing Director Upstream
Jaume Giró Ribas (1)	Group Managing Director of Communication and Head of the Chairman’s Office
Enrique Locutura Rupérez (1)	Group Managing Director GNL
Miguel Martínez San Martín (1)	Chief Operating Officer (C.O.O.)
Fernando Ramírez Mazarredo (1)	Chief Financial Officer (C.F.O.)
Cristina Sanz Mendiola (1)	Group Managing Director of Resources
Antonio Gomis Sáez (1) (3)	Executive Managing Director YPF
Jesús Fernández de la Vega Sanz (1) (2)	Group Managing Director of Human Resources
Francisco Javier Macián Pérez (1) (3)	Group Managing Director of Human Resources
Isidoro Mansilla Barreiro	Audit and Control Director
Miguel Ángel Devesa del Barrio (3)	Corporate Director Strategy and Corporate Development
María Patricia Mantel (3)	Corporate Director Executive Development

(1)	Member of Executive Committee.
(2)	Resigned on 30 June 2007.
(3)	Since 30 May 2007.

Total remuneration top management (thousand euro)	12,261.39

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.13	Indicate globally whether any golden handshake clauses have been established for the top management, including Executive Directors, of the company or its group in the event of dismissal or change of ownership. State whether these contracts have to be notified to and/or approved by the governing bodies of the company/group companies:

Number of beneficiaries	14

	Board of Directors	General Meeting
Body authorising the clauses	X

	YES	NO
Is the General Meeting informed on the clauses?		X

B.1.14	Explain the process for establishing the remuneration of the Board members and the relevant articles of the Articles of Association:

Processes for establishing the remuneration of the Board members and articles of the Articles of Association

Article 45 of the Repsol YPF, S.A. Articles of Association provides as follows:

“Directors, in their position as members of the Board of Directors and due to their carrying out the function of supervision and group decision as befits this body, shall be entitled to receive from the Company an amount equivalent to 1.5% of the clear profit, which may only be allocated after attending to the requirements of the legal reserve and others that may be compulsory, and of providing the shareholders with a dividend of at least 4%. The Board of Directors is responsible for fixing the exact amount to be paid within this limit, as well as its distribution among the various Directors, taking into account the positions held by each Director on the Board and its committees. The Company is authorised to make advance payments on account of future participation in profits.

Directors may be additionally remunerated by means of granting company shares, share options or other securities giving the right to obtain shares, or through remunerative systems linked to the stock market value of the shares. The application of these systems must be approved by the General Shareholders’ Meeting, which shall determine the value of the shares to be taken as a reference, the number of shares to be given to each Director, the exercise price of any option rights, the period the agreed system should last and as many conditions as deemed appropriate.

The payments established by this article shall be compatible with and independent of the salary, remuneration, termination compensation, pension or compensation of any kind established for those members of the Board of Directors who carry out executive functions, whatever the nature of their relationship with the Company, be it employment (common or special of top management), commercial or for the provision of services. Information regarding these remunerations shall be disclosed in the Annual Report and in the Annual Report on Corporate Governance.

The Company may take out an insurance policy covering civil liability for the Directors and members of the management team.”

With regard to the Directors’ compensation, Article 5.3.c of the Regulations of the Board of Directors reserves to the full Board of Directors the decision to approve Directors’ compensation and, in the case of Executive Directors, any additional consideration for their management duties and other contract conditions.

Article 24 of the Regulations of the Board of Directors of Repsol YPF, S.A. provides as follows:

“Article 24. Directors’ Compensation

1. The position of Director of Repsol YPF, S.A. shall be compensated as provided for in the Articles of Association.

The Nomination and Compensation Committee shall propose the criteria it considers appropriate to achieve the purposes of this article to the Board of Directors, and it is the Board’s responsibility to approve said proposal and determine the final distribution of the overall sum, within the limits stipulated in the Articles of Association to that end. Within each term of office the Board may order payments, at the intervals it sees fit, to be credited to the amounts owed to each Director for the work done in said period.

2. Directors’ compensation shall be transparent. The Annual Report shall provide an individual breakdown of the compensation received by each Director for the performance of his functions as such during the period, showing the different categories of compensation.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

3. Outside Directors shall in all cases be excluded from the Company-funded benefit systems providing assistance in the event of termination of employment, death, or any other circumstances, as well as from long-term incentive programs such as stock purchase options.”

Finally, Article 33 of the Regulations of the Board of Directors provides that the Nomination and Compensation Committee shall propose to the Board its compensation policy, assessing the responsibility, dedication, and incompatibilities demanded of the Directors; and, in the case of the Executive Directors, propose to the Board the additional consideration for their management duties and other contract conditions.

Indicate whether approval of the following decisions are reserved to the full Board:

	Yes	No
Upon recommendation by the chief executive, the appointment and possible removal of senior executives and their compensation clauses.		X

Directors’ compensation and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.	X

B.1.15	Indicate whether the Board of Directors approves a detailed compensation policy and specify the aspects it regulates:

Yes  ☒        No  ☐

	Yes	No
Amount of fixed remuneration, indicating the details of attendance fees for Board and Committee meetings and an estimate of the fixed annual remuneration	X

Variable compensation	X

Principal features of the welfare systems, estimating the annual cost or equivalent amount	X

Conditions to be respected in the contracts of those performing top management duties and executive directors	X

B.1.16	Indicate whether the Board submits to voting at the General Meeting, as a separate item on the agenda and with advisory nature, a report on the director compensation policy. If so, explain the aspects of the report on the compensation policy approved by the Board for future years, the most significant changes in those policies in respect of the policy applied during the year and an overall summary of how the compensation policy was applied during the period. Describe the role played by the Compensation Committee and whether external counselling has been used, and if so, the identity of the external advisers:

Yes  ☐        No  ☒

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Aspects addressed by the compensation policy report

Role played by the Compensation Committee

	Yes	No
Has external counselling been used?

Identity of external advisers

B.1.17	Name any Board members who are also directors or executives of companies holding significant interests in the listed company and/or companies in its group:

Name of director	Name of significant shareholder	Position
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Chairman

Luis Fernando del Rivero Asensio	Europistas, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Testa Inmuebles en Renta, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Sacyr, S.A.U. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Vallehermoso División Promoción, S.A.U. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Itínere Infraestructuras, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Valoriza Gestión, S.A.U. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Autovía del Noroeste Concesionaria de la Comunidad Autónoma de la Región de Murcia, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Autopista del Atlántico Concesionaria Española, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Autovía del Barbanza Concesionaria de la Xunta de Galicia, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Sociedad Concesionaria Aeropuerto de Murcia, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Aeropuerto de la Región de Murcia, S.A. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Somague S.G.P.S. (Sacyr Vallehermoso Group)	Director

Luis Fernando del Rivero Asensio	Autopista Vasco Aragonesa Concesionaria Española, S.A. (Sacyr Vallehermoso Group)	Vice-Chairman

Luis Fernando del Rivero Asensio	Tesfran, S.A. (Sacyr Vallehermoso Group)	Chairman

Luis Fernando del Rivero Asensio	Sacyr Vallehermoso Participaciones Mobiliarias, S.L. (Sacyr Vallehermoso Group)	Joint & Several Director

Luis Fernando del Rivero Asensio	Sacyr Vallehermoso Participaciones, S.A.U. (Sacyr Vallehermoso Group)	Joint & Several Director

Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Director

José Manuel Loureda Mantiñán	Valoriza Gestión, S.A.U. (Sacyr Vallehermoso Group)	Chairman

José Manuel Loureda Mantiñán	Autopista Vasco Aragonesa Concesionaria Española, S.A. (Sacyr Vallehermoso Group)	Director

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

José Manuel Loureda Mantiñán	Vallehermoso División Promoción, S.A.U. (Sacyr Vallehermoso Group)	Director

José Manuel Loureda Mantiñán	Sacyr, S.A.U. (Sacyr Vallehermoso Group)	Director

José Manuel Loureda Mantiñán	Itínere Infraestructuras, S.A. (Sacyr Vallehermoso Group)	Director

José Manuel Loureda Mantiñán	Testa Inmuebles en Renta, S.A. (Sacyr Vallehermoso Group)	Director

José Manuel Loureda Mantiñán	Somague S.G.P.S., S.A. (Sacyr Vallehermoso Group)	Director

Juan María Nin Génova	Criteria CaixaCorp, S.A.	Director

Describe any significant relationships other than those contemplated in the previous section between board members and significant shareholders and/or companies in their group:

Name of director	Name of significant shareholder	Description of relationship
Luis Fernando del Rivero Asensio	Sacyr Vallehermoso, S.A.	Indirect holder of 13.747% of the capital of Sacyr Vallehermoso, S.A. through Actividades Inmobiliarias y Agrícolas, S.A. and Rimefor Nuevo Milenio, S.A.

Isidro Fainé Casas	Criteria Caixa Corp, S.A.	Chairman of Caja de Ahorros y Pensiones de Barcelona, controlling shareholder of Criteria CaixaCorp, S.A.

Juan Abelló Gallo	Sacyr Vallehermoso, S.A.	Representative of Nueva Compañía de Inversiones, S.A. in the position of Vice-Chairman of Sacyr Vallehermoso, S.A.

Juan Abelló Gallo	Sacyr Vallehermoso, S.A.	Indirect holder of 10.001% of the capital of Sacyr Vallehermoso, S.A.

Luis Carlos Croissier Batista	Sacyr Vallehermoso, S.A.	Director of Testa Inmuebles en Renta, S.A.

Juan María Nin Génova	Criteria CaixaCorp, S.A.	General Manager of Caja de Ahorros y Pensiones de Barcelona, controlling shareholder of Criteria CaixaCorp, S.A.

José Manuel Loureda Mantiñán	Sacyr Vallehermoso, S.A.	Indirect holder of 13.50% of the capital of Sacyr Vallehermoso, S.A. through Prilou, S.L. and Prilomi, S.L.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.18	Indicate whether any modifications have been made during the year to the Regulations of the Board of Directors:

Yes  ☒        No  ☐

Description of modifications

On 19 December 2007, the Board of Directors of Repsol YPF, S.A. resolved to modify its Regulations to adapt them to the recommendations of the Unified Good Governance Code.

It also incorporated technical improvements and systematised and made more homogenous the regulation of procedures and internal regulations of the Board and its Committees, eliminating the existing Regulations of the Committees and including the contents in the Regulations of the Board of Directors.

It was further resolved to change the name of the Strategy, Investment and Competition Committee to Strategy, Investment and Corporate Social Responsibility Committee.

The Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsolypf.com).

B.1.19	Describe the procedures for appointment, re-election, assessment and removal of directors. Indicate the competent bodies, the formalities and the criteria to be followed in each of these procedures.

Appointment

Board members are appointed by the General Meeting, without prejudice to the right of the Board to nominate shareholders to fill any vacancies that arise, up to the next succeeding General Meeting.

No-one who is affected by the prohibitions established in section 124 of the Joint Stock Companies Act or who is incompatible under prevailing legislation, particularly under the Senior Central Government Positions (Incompatibilities) Act 5/2006 of 10 April and the Senior Positions in the Madrid Regional Government (Incompatibilities) Act 14/1995 of 21 April, may be a director or hold any senior position in the company.

Directors shall be persons who, apart from meeting the requirements stipulated for the position in the law and the Articles of Association, have recognised prestige and sufficient professional experience and expertise to perform their duties as such.

Within its powers of proposal to the General Meeting or appointment by cooptation, the Board may not propose as candidates or appoint as Directors any persons affected by any of the incompatibilities or prohibitions established in law, the Articles of Association or regulations or any persons, companies or entities in a situation of permanent conflict of interest with the company, including competitors of the company or their directors, executives or employees, or any persons related to or proposed by them.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Furthermore, persons may not be nominated or appointed as Independent outside directors if they:

a)	Have been employees or Executive Directors of Group companies, unless 3 or 5 years, respectively, have passed since the end of that relationship.

b)	Receive from the company, or its Group, any sum of money or benefit whatsoever other than Directors’ compensation, unless such sum or benefit is insignificant.

Dividends and pension supplements received by Directors by virtue of a former professional or employment relationship shall not be counted for the purpose of this section, provided such supplements are unconditional and, therefore, the company paying them cannot suspend, modify or revoke them at its own discretion, unless the director in question has defaulted his obligations.

c)	Be or have been in the past 3 years a partner of the External Auditor or person responsible for the auditors’ report during that time, of the Company or any other company in its Group.

d)	Be Executive Directors or Senior Executive of any other company in which any Executive Director or Senior Executive of the Company is an Outside Director.

e)	Have or have had in the past year any significant business relationship with the Company or with any company in its Group, directly or as a significant shareholder, Director or Senior Executive of an entity having or that has had such a relationship.

Business relationships shall be those of suppliers of goods or services, including financial services, or of advisers or consultants.

f)	Be significant shareholders, Executive Directors or Senior Executives of a company that receives, or has received in the past 3 years, significant donations from the Company or its Group.

Those who are mere sponsors or trustees of a Foundation receiving donations shall not be considered included in this group.

g)	Be the spouse, persons having equivalent emotional ties or relatives up to the second degree of an Executive Director or Senior Executive of the Company.

h)	Not have been proposed for appointment or re-election by the Nomination and Compensation Committee.

i)	Be in any of the cases contemplated in paragraphs a), e), f) or g) above in respect of any significant shareholder or shareholder represented on the Board. For the blood relationship contemplated in g), the limitation shall be applicable not only to the shareholder, but also to its Institutional Outside Directors in the Company.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Institutional Outside Directors who lose this status when the shareholder they represent sells its shares in the Company may only be re-elected as Independent Outside Directors when the shareholder they represented up to that time has sold all of its shares in the Company.

A Director who holds a shareholding interest in the Company may be appointed Independent Outside Director, provided he meets all the conditions established in this article and does not hold a significant interest.

The Nomination and Compensation Committee, consisting exclusively of Outside Directors, shall assess candidates’ adequate knowledge, experience and expertise to sit on the Board; define, in consequence, the duties and qualifications required of candidates to fill any vacancy and assess the time and dedication required to adequately perform their duties.

Nominations for the appointment of directors submitted by the Board to the General Meeting and appointments made by cooptation must be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

Any Director affected by proposals for appointment, re-election or retirement shall abstain from participating in the discussions and voting of such matters. Voting on proposals for appointment, re-election or retirement shall be by secret ballot.

Re-election

Directors shall hold office for a maximum of four years, after which they shall be eligible for re-election for one or several periods with an equal maximum duration. Directors appointed by cooptation shall hold office up to the first General Meeting following their appointment, at which their appointment shall be subject to ratification.

The Nomination and Compensation Committee shall be responsible for assessing the quality of their work and dedication of the directors proposed during their previous term in office.

Proposals to the General Meeting for the re-election of Directors shall be approved by the Board (i) upon proposal of the Nomination and Compensation Committee, in the case of Independent Outside Directors, or (ii) subject to a report by said Committee for other directors.

Assessment

At least once a year, the Board of Directors shall assess its functioning and the quality and efficiency of its work. It shall also annually assess the work of its Committees, based on the reports they submit to it.

The Chairman shall organise and coordinate this regular assessment of the Board with the Chairmen of the Committees.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Retirement

Directors shall retire from office upon expiry of the term for which they were appointed and in all other cases stipulated in law, the Articles of Association and the Regulations of the Board of Directors.

The Board shall not propose the removal of any Independent Outside Director before the end of the period for which he was appointed, unless it has justified reasons for doing so, based on a report by the Nomination and Compensation Committee. In particular, such a proposal shall be justified if the Director (i) has defaulted the duties corresponding to his position; (ii) is in any of the situations described in point B.1.20 below; or (iii) falls into any of the circumstances described above, by virtue of which he may no longer be considered an Independent Outside Director.

The removal of Independent Outside Directors may also be proposed following takeover bids, mergers or other similar corporate operations causing a change in the capital structure of the Company, insofar as may be necessary to establish a reasonable balance between Institutional Outside Directors and Independent Outside Directors, according to the ratio of capital represented by the former to the rest of the capital.

Directors shall also tender their resignations in any of the circumstances defined in the following point.

B.1.20	Indicate the events in which directors are obliged to retire.

Directors shall tender their resignations and step down from the Board, should the latter consider this appropriate, in the following events:

a)	If they fall into circumstances of incompatibility or prohibition contemplated in law, the Articles of Association or applicable regulations.

b)	If they receive a serious warning from the Nomination and Compensation Committee or the Audit and Control Committee for defaulting their obligations as directors.

c)	If, in the opinion of the board, in view of a report by the Nomination and Compensation Committee:

(i)	Their remaining on the Board could jeopardise the interests of the company or adversely affect the functioning of the Board or the standing and reputation of the Company; or

(ii)	If the reasons why they were appointed disappear. Directors shall find themselves in this position, particularly in the following cases:

•

Institutional Outside Directors, when the shareholder they represent or that nominated them directors transfers its entire shareholding interest. They shall also offer their resignation and, should the Board deem fit, step down from the Board, in the corresponding proportion, if the shareholder reduces its shareholding interest to a level requiring a reduction in the number of its Institutional Outside Directors.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•	Executive directors, when they cease to hold the executive positions outside the board to which their appointment as director was linked.

B.1.21	Explain whether the Chairman of the Board is the Chief Executive Officer of the company. If so, state what measures have been adopted to limit the risks of one single person accumulating powers:

Yes  ☒        No  ☐

Measures for limiting risks

According to Article 25 of the Regulations of the Board of Directors of Repsol YPF, S.A. the Chairman of the Board shall be the Chief Executive Officer of the Company.

This article also stipulates that the Chairman of the Board shall act at all times in accordance with the decisions and criteria established by the General Shareholders’ Meeting and the Board of Directors.

Article 4 of the Regulations of the Board of Directors reserves the following duties and powers to this corporate body:

“The Board shall approve the company strategy and the organisation needed to put it into practice, and oversee and ensure that Management meets the targets set and respects the company’s objects and social interest; approve acquisitions and disposals of assets which are, for whatsoever reason, considered especially important for the company or its subsidiaries; establish its own organisation and procedures and those of the Top Management and, in particular, amend these Regulations; exercise any powers that the General Meeting has granted to the Board -which the Board may delegate solely if expressly so indicated in the resolution adopted by the General Meeting- and any other powers granted to it in these regulations.”

Similarly, Article 5 of the Regulations of the Board reserves to the Board in full the following issues:

1.       Submission of the Annual Accounts and Management Report of Repsol YPF, S.A. and consolidated companies, as well as any other proposals which must legally originate with the Company’s administrators, to the Ordinary Shareholders Meeting.

2.       The general strategies and policies of the Company, such as:

a)      The Strategic Plan of the Group, management objectives and Annual Budgets;

b)      The investment and financing policy;

c)      The corporate governance policy;

d)      The corporate social responsibility policy;

e)      Top Management pay policy;

f)      Risk management and control policy; and

g)      Dividend policy, treasury stock policy and, especially, the limits thereon.

3.      The following decisions:

a)       Appointment of Directors in the event of vacancies, up to the next succeeding General Meeting, and acceptance of resignations tendered by Directors;

b)       Appointment and removal of the Chairman, Vice-Chairmen, Secretary and Vice-Secretary of the Board and the Directors who are to sit on the different Committees contemplated in the Regulations of the Board, and the delegation of powers to any of the Board members, on the terms stipulated in the law and Articles of Association, and revocation of such powers;

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

c)      Directors’ compensation and, in the case of executive directors, additional consideration for their management duties and other contract conditions.

4.      The annual and half-year financial reports, which Repsol YPF, being a listed company, is obliged to publish.

5.      The following investments and transactions, save when approval corresponds to the general meeting:

a)       Incorporation of new companies and entities or initial acquisition of stakes in existing companies and entities whenever they entail a long-standing investment of more than six million euro for the Repsol YPF Group or are unrelated to the main activity of the company.

In other cases, the first paragraph of e) below will be applicable. By exception, decisions on investments in the incorporation of new companies and entities or initial acquisition of stakes in existing companies or entities provided for in sufficient detail in the Group’s annual budgets and strategic plan shall be left up to the Chairman.

b)       Creation or acquisition of shares in special purpose vehicles whenever they go beyond the ordinary administration of the company.

c)       Mergers, takeovers, spin-offs or concentrations of strategic importance of interest for any of the major subsidiaries or investees in which any of the companies in the Repsol YPF group has a direct interest.

d)       Sale of shares in companies or other fixed assets with a value of over thirty million euro; the Delegate Committee shall approve such sales valued at between fifteen and thirty million euro, informing the board at the next meeting of all sales authorised.

e)       Approval of investment projects with a value of over thirty million euro; the Delegate Committee shall approve projects valued at between fifteen and thirty million euro, informing the Board at the next meeting of all investments approved.

By exception, the Chairman shall decide, after discussion by the management committee if necessary, whether to approve the following investment projects

•     Those involving the prospecting or working of oil fields in fulfilment of commitments deriving from the corresponding contracts, concessions or licences.

•     Those performed in fulfilment of legal provisions binding on the company concerned, concerning environmental protection, safety of installations, product specifications or similar.

•     Those provided for in sufficient detail in the group’s annual budgets and strategic plan.

In these cases, the Chairman shall report on the approval of these investments to the Board or Delegate Committee, depending on their values and as established in the first paragraph of this point e), wherever possible before commencement of the respective projects.

f)      Notes, debentures or other issues made by Repsol YPF, S.A. or its majority-owned or controlled subsidiaries.

g)      Granting of guarantees to secure the obligations of entities not controlled by the group.

h)      Assignment of rights over the trade name and trade marks, and over any other patents, technology and any form of industrial or intellectual property of economic importance belonging to Repsol YPF, S.A. or group companies.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

i)        Creation, investment and supervision of the management of employee pension schemes and any other commitments to employees involving long-term financial responsibilities for the Company.

j)        Signing of long-term commercial, industrial or financial agreements of strategic importance for the Repsol YPF Group.

6.      Any other business or matter reserved in these Regulations for approval by the full Board.

The chairman, or otherwise the vice-chairmen, shall implement the resolutions adopted by the board in accordance with this article, report on any authorisation or approval given where appropriate or issue instructions to carry out the actions required by the resolutions adopted.

Should circumstances so require, the powers of the Board contemplated in 3c), 4 and 5 above may be exercised by the Delegate Committee and subsequently ratified by the full Board.

Apart from all this, the Chairman of the Board of Directors shall receive reports and proposals from the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Corporate Social Responsibility Committee, on matters within their respective competence. For greater guarantee, all the members of these Committees shall be outside directors.

Indicate and, if appropriate, explain whether rules have been established to enable one of the independent directors to request the calling of the Board or the inclusion of new items on the agenda, to coordinate and echo the concerns of outside directors and to direct the assessment by the Board of Directors:

Yes  ☐        No  ☒

Explanation of the rules

B.1.22	Are special majorities differing from those stipulated in law required for any type of decision?:

Yes  ☐        No  ☒

Explain how resolutions are adopted on the Board, indicating at least the quorum and the majorities required for adopting resolutions:

Adoption of resolutions
Description of resolution	Quorum	Majority required
For all types of resolution	Board meetings shall be quorate when attended, in person or by proxy, by one-half plus one of its members, except when held as a general consent meeting, in which case the attendance of all the members must attend.	Resolutions shall be adopted by absolute majority of the votes cast by directors present or represented and, in the event of a tie, the Chairman or acting chairman shall have the casting vote. The permanent delegation of any of the Board’s powers to the Delegate Committee or Managing Director and the appointment of the persons who are to hold those positions shall require a special resolution approved by two-thirds of the Board members. Written resolutions, without meetings, shall only be acceptable if no directors object to this procedure and provided the requirements established in the Trade Registry Regulations are met.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.23	Are there any specific requirements, other than those established for directors, to be appointed Chairman?

Yes  ☐        No  ☒

Description of the requirements

B.1.24	Indicate whether the Chairman has casting vote:

Yes  ☒        No  ☐

Matters in which there is a casting vote
According to Article 36 of the Articles of Association, save where greater majorities have been specifically established, resolutions of the Board shall be approved by the absolute majority of directors attending, and in the event of a tie, the Chairman or acting chairman shall have the casting vote.

B.1.25	Indicate whether the Articles of Association or the board regulations establish any age limit for directors:

Yes  ☐        No  ☒

Age limit Chairman  ☐

Age limit managing director  ☐            Age limit director  ☐

B.1.26	Indicate whether the Articles of Association or the board regulations establish any limit on the term of office for independent directors:

Yes  ☐        No  ☒

Maximum term of office

B.1.27	If there are few or no female directors, explain why and what actions have been taken to remedy this situation.

Explanation of reasons and actions

On 19 December 2007, the Board of Directors of Repsol YPF, S.A. approved a new consolidated text of its Regulations, which, among other matters, assigned to the Nomination and Compensation Committee the duty of assessing the necessary knowledge, expertise and experience of the Board, defining in consequence the duties and qualifications required of the candidates for filling each vacancy and assessing the time and dedication required to adequately perform their duties.

Furthermore, Article 33 of the Regulations of the Board of Directors expressly provides that

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

the Nomination and Compensation Committee ensure that whenever new vacancies are foreseen or on appointing new directors, the selection procedures are not affected by implicit bias that could entail some kind of discrimination and that women who meet the professional profile sought are deliberately sought and included among the potential candidates, informing the board on the initiatives taken in this respect and the results thereof.

Since this modification of the Regulations of the Board of Directors, no vacancies have arisen on the Board of Directors of Repsol YPF, S.A. nor, consequently, have any new Directors been appointed.

In particular, state whether the Nomination and Compensation Committee has established procedures to ensure that the selection procedures are not affected by implicit bias that could hamper the selection of female directors and that women with the required profile are deliberately included among the candidates:

Yes  ☐        No  ☒

Describe the main procedures

B.1.28	Indicate whether there are any formal processes for proxy voting in the board of directors. If so, briefly describe these.

Without prejudice to the directors’ duty to attend the meetings of the bodies they belong to or, if they are unable for justified reasons to attend the meetings to which they have been called, to issue the appropriate instructions to the director who is to represent them, if any, each Board member may grant a proxy to another member, with no limit on the number of proxies that may be held by any director for attendance of Board meetings.

Absent directors may grant proxies by any written means, including telegram, telex or telefax addressed to the Chairman or Secretary of the Board.

B.1.29	State the number of meetings held by the Board of Directors during the year, indicating, if appropriate, how many times the Board has met without the Chairman:

Number of Board meetings	12
Number of Board meetings held without the Chairman	0

Number of meetings held by the different Committees of the Board:

Number of meetings of the Delegate Committee	5
Number of meetings of the Audit Committee	10
Number of meetings of the Nomination and Compensation Committee	5
Number of meetings of the Strategy, Investment and Corporate Social Responsibility Committee	2

B.1.30	Indicate the number of meetings held by the Board of Directors during the year without the attendance of all its members, counting as non-attendance any proxies made without specific instructions:

Number of non-attendances by directors during the year	3
Non-attendances / total votes during the year (%)	1.648

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.31	Indicate whether the individual and consolidated annual accounts presented for Board for approval are previously certified:

Yes  ☒        No  ☐

If appropriate, name the person(s) who certify the individual or consolidated annual accounts of the company before they are approved by the Board:

Name	Position
Antonio Brufau Niubó	Chairman
Fernando Ramírez Mazarredo	Chief Financial Officer

B.1.32	Explain the mechanisms, if any, established by the Board to avoid a qualified auditors’ report on the individual and consolidated accounts laid before the General Meeting.

The Audit and Control Committee, set up on 27 February 1995, is intended to support the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls and the independence of the external auditors, as well as supervising the internal audit department, and checking compliance with all the legal provisions and internal regulations applicable to the company.

This Committee has the following duties, among others:

•

Supervise the integrity and process of preparing the financial information on the company and its group, ensuring compliance with all requirements, adequate definition of the consolidated group and correct application of the accounting principles.

•	Regularly check the internal control and risk management systems, ensuring that the principal risks are identified, handled and reported on adequately.

•

Prior to their submission to the board, analyse the financial statements of the company and its consolidated group included in the annual, half-year and quarterly reports and any other financial information that the company is obliged to publish regularly by virtue of being a listed company, with the necessary requirements to ensure that they are correct, reliable, adequate and clear. For this purpose it shall have all the necessary information and such degree of aggregation as it may deem fit, assisted as necessary by the top management of the group, particularly its financial management and the company’s auditor. It shall, in particular, see that the annual accounts that are to be submitted to the board are certified by the Chairman, the Managing Director(s), if any, and the Chief Finance Officer (CFO) pursuant to the internal or external regulations applicable from time to time.

•	Regularly receive information from the external auditors on the audit plan and results of their work, and check that the executives heed their recommendations.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•

Be informed of any situations requiring adjustments that may be detected during the work of the external auditors whenever they are significant, considering this to mean any situations which, per se or in combination with others, may cause a material impact or damage to the net worth, results or reputation of the group. This consideration shall be left to the discretion of the external auditors, who shall, in case of doubt, opt for notification. The Chairman of the Committee shall be notified accordingly as soon as the auditors become aware of the situation in question.

For this purpose, the members of this Committee shall have the necessary experience, capacity and dedication to perform their duties. Moreover, the Chairman shall have experience in business management and a working knowledge of accounting procedures, and at least one of the members shall have the financial experience that may be required by the regulatory bodies of the sector.

B.1.33	Is the Secretary of the Board a Director?

Yes  ☒        No  ☐

B.1.34	Explain the procedures for appointment and removal of the Secretary of the Board, indicating whether a report is issued by the Nomination Committee and whether they are approved by the full Board.

Procedure for appointment and removal

As established in Article 42 of the Articles of Association, the Board chooses its Secretary and Vice-Secretary, if any, who may or may not be Directors.

Moreover, pursuant to Articles 5 and 33 of the Regulations of the Board of Directors, the Board shall appoint or remove its Secretary and Vice-Secretary, subject to a report by the Nomination and Compensation Committee.

	Yes	No
Does the Nomination Committee issue a report on the appointment?	X
Does the Nomination Committee issue a report on the removal?	X
Does the full Board approve the appointment?	X
Does the full Board approve the removal?	X

Is the Secretary of the Board commissioned especially to see that the good governance recommendations are heeded?

Yes  ☒        No  ☐

Remarks

Article 42 of the Articles of Association establishes that the Secretary will ensure that the Board actions comply in form and substance with the law and that the company’s procedures and rules of governance are respected.

Furthermore, in pursuance of Article 27 of the Regulations of the Board of Directors, the Secretary of the Board is commissioned to ensure compliance with any provisions issued by regulatory bodies and heeding of their recommendations, if any.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.35	Describe any mechanisms established by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

One of the powers of the Audit and Control Committee contemplated in Article 39 of the Articles of Association is that of receiving information on any issues that may jeopardise the independence of the external auditors.

In development of this provision of the Articles of Association, the Regulations of the Audit and Control Committee establish, as one of its duties, ensuring the independence of the External Auditors, in two ways:

a) Avoiding any factors that may compromise the warnings, opinions and recommendations of the Auditors, and

b) Establishing and overseeing any incompatibilities between auditing and consultancy services and any others, the limits on concentration of the auditor’s business and, in general, all other rules established to guarantee the independence of the auditor.

According to these duties, in 2003 the Audit and Control Committee agreed on a procedure to approve previously all the services, auditing or otherwise, provided by the External Auditor, whatever their extent, scope and nature. This procedure is regulated in an Internal Rule mandatory for the whole of the Repsol YPF Group.

B.1.36	State whether the Company has changed its external auditor during the year. If so, name the outgoing and incoming auditors:

Yes  ☐        No  ☒

Outgoing auditor	Incoming auditor

Did the Company have any disagreements with the outgoing auditor? If so, explain what they consisted of:

Yes  ☐        No  ☐

Explanation of disagreements

B.1.37	State whether the firm of auditors does any work for the Company and/or its Group other than standard audit work and if so, declare the amount of the fees received for such work and the percentage it represents of the fees invoiced to the company and/or its group:

Yes  ☒        No  ☐

	Company	Group	Total
Cost of work other than auditing (thousands of euro)	651,82	381.106	1,032.926
Cost of work other than auditing / Total amount invoiced by the auditors (%)	17,684	7,495	12,502

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.1.38	State whether the auditors’ report on the Annual Accounts of the previous year contains any qualifications. If so, indicate the reasons given by the Chairman of the Audit Committee to explain the contents and scope of those qualifications.

Yes  ☐        No  ☒

Explanation of reasons

B.1.39	State the number of years in succession that the current firm of auditors has been auditing the annual accounts of the company and/or its group. Indicate the ratio of the number of years audited by the current auditors to the total number of years that the annual accounts have been audited:

	Company	Group
Number of years in succession	17	17

	Company	Group
Number of years audited by current auditors / No. years that the company has been audited (%)	100	100

B.1.40	Indicate the company board members’ shareholdings, reported to the company, in companies engaging in the same or similar activities as those within the company’s or group’s scope of business. Indicate their positions or duties in these companies:

Name of director	Name of company	% stake	Position or duties
Antonio Brufau Niubó	Gas Natural SDG, S.A.	0.007	Vice-Chairman
Isidro Fainé Casas	Gas Natural SDG, S.A.	0.000	—
Juan María Nin Génova	Gas Natural SDG, S.A.	0.000	—
Henri Philippe Reichstul	Ashmore Energy International - Houston	0.000	Director
Henri Philippe Reichstul	Brenco – Compañía Brasileira de Energía Renovável	0.000	Chairman
Luis Suárez de Lezo Mantilla	Gas Natural SDG, S.A.	0.002	—
Luis Suárez de Lezo Mantilla	Compañía Logística de Hidrocarburos, S.A. (CLH)	0.000	Director
Luis Suárez de Lezo Mantilla	Repsol – Gas Natural LNG, S.L.	0.000	Director

B.1.41	Indicate, with details if appropriate, whether there is an established procedure for directors to receive external advice:

Yes  ☒        No  ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Details of procedure

The Regulations of the Board of Repsol YPF, S.A. expressly recognise the directors’ right to advisory services. Article 23 provides as follows:

•        The Directors shall likewise have the power to propose to the Board, by majority vote, the contracting at the Company’s expense of legal advisers, accountants, technical, financial, and commercial experts, and experts of any other kind they consider necessary to the Company’s interests, to provide assistance in the performance of the Directors’ functions in regard to concrete problems of some magnitude and complexity relating to their positions.

•        Said proposals must be submitted to the Chairman of the Company through the Secretary of the Board. The Board of Directors may veto their approval on the grounds that they are unnecessary to the performance of the assigned functions, or that the number is disproportionate to the importance of the problem and to the Company’s assets and income, or that the technical assistance in question could be adequately provided by experts within the Company.

Furthermore, the Regulations of the Board of Directors establish that the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Corporate Social Responsibility Committee may obtain counselling from lawyers or other independent professionals, in which case the Secretary of the Board shall, at the request of the Chairman of the Committee, take whatever action may be necessary to engage the services of such lawyers or other professionals, which shall be provided directly to the corresponding Committee.

B.1.42	Indicate, with details if appropriate, whether there is an established procedure for directors to obtain sufficiently in advance any information they may need to prepare the meetings of the governing bodies:

Yes  ☒        No  ☐

Details of procedure

The Regulations of the Board of Directors of Repsol YPF, S.A. establish that the notice of call to Board meetings shall be sent to each director at least 48 hours prior to the date specified for the meeting, and shall include the agenda. The minutes of the previous meeting shall be enclosed, regardless of whether they have been approved, and any information considered necessary and that is available.

The Regulations of the Board of Directors of Repsol YPF, S.A. contemplate procedures to ensure that directors have the necessary information sufficiently in advance to prepare Board meetings. In this regard, Article 23 provides as follows:

•        The Directors shall have access to all the Company’s services and may obtain, with the broadest possible powers, the information and advising they need on any aspect of the Company provided they request it in connection with the performance of their functions. The right to information extends to the subsidiaries, whether national or foreign, and shall be channelled through the Chairman or the Secretary of the Board of Directors or of the appropriate Board Committee, who shall respond to Directors’ requests and directly furnish them the information, offering them access to appropriate sources or taking all necessary measures to answer questions.

B.1.43	Indicate, with details if appropriate, whether the company has established rules obliging directors to report and, if necessary, resign in any cases that could be detrimental to the company’s reputation:

Yes  ☒        No  ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Explain the rules

According to Article 16 of the Regulations of the Board of Directors, Directors shall offer their resignation and, should the board deem fit, step down as directors if, in the opinion of the Board, in view of a report by the Nomination and Compensation Committee, their remaining on the board could jeopardise the interests of the company or adversely affect the functioning of the board or the standing and reputation of the company.

In this regard, Article 17 of the Regulations of the Board of Directors provides that Directors shall notify the board as soon as possible and keep it up to date on any situations in which they may be involved and that could be detrimental to the standing and reputation of the company, to enable the board to assess the circumstances, particularly in pursuance of the preceding paragraph.

B.1.44	Indicate whether the Company has been notified by any Board member that he has been sued or is being tried for any of the offences contemplated in Article 124 of the Joint Stock Companies Act:

Yes  ☐        No  ☒

Name of director	Criminal Cause	Remarks

Indicate whether the Board has studied the case. If so, give a reasoned explanation of the decision made as to whether or not the director in question should remain in office.

Yes  ☐        No  ☐

Decision made Continue / Not continue in office	Reasoned explanation

B.2.	Board of Directors Committees

B.2.1	List all the committees of the Board of Directors and their members:

DELEGATE COMMITTEE

Name	Position	Type
Antonio Brufau Niubó	Chairman	Executive
Luis Fernando del Rivero Asensio	Member	Institutional Outside
Isidro Fainé Casas	Member	Institutional Outside
Javier Echenique Landiríbar	Member	Independent Outside
Antonio Hernández-Gil Álvarez Cienfuegos	Member	Independent Outside
Pemex Internacional España, S.A.,	Member	Institutional Outside
Henri Philippe Reichstul	Member	Independent Outside
Luis Suárez de Lezo Mantilla	Member & Secretary	Executive

AUDIT AND CONTROL COMMITTEE

Name	Position	Type
Paulina Beato Blanco	Chairman	Independent Outside
Carmelo de las Morenas López	Member	Independent Outside
Ángel Durández Adeva	Member	Independent Outside
Javier Echenique Landiríbar	Member	Independent Outside

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

NOMINATION AND COMPENSATION COMMITTEE

Name	Position	Type
Antonio Hernández-Gil Álvarez-Cienfuegos	Chairman	Independent Outside
Artur Carulla Font	Member	Independent Outside
Juan María Nin Génova	Member	Institutional Outside

STRATEGY, INVESTMENT AND CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

Name	Position	Type
Pemex Internacional España, S.A.	Chairman	Institutional Outside
Juan Abelló Gallo	Member	Institutional Outside
Luis Carlos Croissier Batista	Member	Independent Outside
José Manuel Loureda Mantiñán	Member	Institutional Outside
Juan María Nin Génova	Member	Institutional Outside

B.2.2	Indicate whether the following duties correspond to the Audit Committee:

	Yes	No

Supervise the integrity and process of preparing the financial information on the company and its group, ensuring compliance with all requirements, adequate definition of the consolidated group and correct application of the accounting principles	X

Regularly check the internal control and risk management systems, ensuring that the principal risks are identified, handled and reported on adequately	X

Guarantee the independence and efficiency of the internal audit department; propose the selection, appointment, re-election and removal of the chief audit officer; propose the budget for this department; receive regular information on its activities; and check that the top management heeds the conclusions and recommendations of its reports		X

Establish and oversee a mechanism whereby employees may report, confidentially and, if appropriate, anonymously, any potentially important irregularities, especially financial and accounting irregularities, that they may detect within the company	X

Submit proposals to the Board for the selection, appointment, re—election and replacement of the external auditors and the terms and conditions of their engagement	X

Regularly receive information from the external auditors on the audit plan and results of their work, and check that the executives heed their recommendations	X

Guarantee the independence of the external auditors	X

In the case of groups, encouraging the group auditors to audit the group companies.	X

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

B.2.3	Describe the rules of organisation and procedure and the responsibilities attributed to each Committee.

Delegate Committee

The Delegate Committee consists of the Chairman of the Board and up to a maximum of seven directors from the three existing categories (executive, institutional and independent), endeavouring to maintain a similar proportion to that existing on the Board of Directors. Its members shall be appointed with a majority of at least two-thirds of the current Board members

All the powers of the Board are permanently delegated to the Delegate Committee, except those that may not be lawfully delegated and those considered as such by the Regulations of the Board of Directors.

The Chairman of the Delegate Committee shall be the Chairman of the Board and the Secretary shall be the Secretary of the Board, who may be assisted by the Vice-Secretary.

Whenever the business is sufficiently important, in the opinion of the Chairman or three members of the Delegate Committee, the resolutions adopted by the Delegate Committee shall be submitted to the full Board for ratification. The same shall be applicable in any business referred by the Board to be studied by the Delegate Committee, while reserving the ultimate decision thereon. In all other cases, the resolutions adopted by the Delegate Committee shall be valid and binding with no need for subsequent ratification by the Board.

At the end of the meeting, the Secretary issues the minutes of the resolutions adopted, that will be reported to the Board at the following full Board meeting, and makes available to the Board members a copy of the minutes. Five meetings were held in 2007.

Audit and Control Committee

The Audit and Control Committee consists of at least three directors appointed by the Board for four years on the basis of their experience and expertise in accounting, auditing or risk management. Executive directors may not sit on this Committee.

This Committee, set up on 27 February 1995, supports the Board in its supervisory duties, through regular checking of the preparation of economic and financial reporting, executive controls, supervision of the systems for recording and controlling the company’s hydrocarbon reserves, the internal audit department and the independence of the external auditors, as well as checking compliance with all the legal provisions and internal regulations applicable to the company. This Committee is competent to submit proposals to

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

the Board regarding the appointment of external auditors, extension of their appointment, their removal and the terms of their engagement. It shall also inform the General Meeting, through its Chairman, on any issues raised by shareholders regarding matters within its competence.

Its duties shall also include knowing and guiding the company’s environmental and safety policies and objectives and drawing up an Annual Report on its activities, on which it shall report to the Board.

The Committee shall appoint one of its members to be Chairman, who shall necessarily be an Independent Outside Director; the Secretary shall be the Secretary of the Board.

The Committee shall meet as often as necessary, in the opinion of the Chairman, to perform the duties commissioned to it, although an annual calendar of meetings shall be drawn up before the end of each year for the following year, as well as an Action Plan for each year, informing the Board accordingly. Meetings shall be called whenever so requested by any two of its members. Ten meetings were held in 2007.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

At least once a year, the Committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

The Secretary of the Committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

Nomination and Compensation Committee

This Committee consists of no fewer than three directors appointed by the board for four years, taking account of the expertise, skills and experience of the directors and the duties of the committee.

This Committee, which was set up on 27 February 1995, has the duties of proposing and reporting to the Board on the selection, appointment, re-election and removal of Directors, Managing Director, Chairman, Vice-Chairman, Secretary, Vice-Secretary and the Directors who are to sit on the different Committees of the Board; proposing the Board compensation policy and, in the case of Executive Directors, the additional consideration for their management duties and other contract conditions; reporting on the appointment of Senior Executives of the Company and their general pay policy and incentives; reporting on the compliance by Directors of the corporate governance principles or the obligations established in the Articles of Association or the Regulations of the Board; and, in general, proposing and informing on any other business related with the above at the request of the Chairman or the Board of Directors.

The Chairman of this Committee shall be one of its members, who shall necessarily be an Independent Outside Director, and the Secretary shall be the Secretary of the Board.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The Committee shall meet whenever the Board or Chairman of the Board requests reports or proposals within the scope of its duties, and whenever called by the Chairman of the Committee, requested by two Committee members or when reports are required to be able to adopt the corresponding resolutions. Five meetings were held in 2007.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

At least once a year, the Committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

The Secretary of the Committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

Strategy, Investment and Corporate Social Responsibility Committee

On 19 December 2007, the Board of Directors of Repsol YPF, S.A. resolved, within the modification of its Regulations, to change the name of the Strategy, Investment and Competition Committee, set up on 25 September 2002, to Strategy, Investment and Corporate Social Responsibility Committee.

The strategy, investment and corporate social responsibility committee consists of no fewer than three directors appointed by the board, taking account of the expertise, skills and experience of the directors and the duties of the committee. The members of this Committee shall retire four years after their appointment.

This Committee has the duties of reporting on the principal highlights, landmarks and reviews of the group’s strategic plan; major strategic decisions for the Repsol YPF Group; and investments or divestments in assets which, by virtue of their value or strategic nature, the Executive Chairman believes should be first considered by the Committee.

It must also be familiar with and steer the policy, objectives and guidelines of the Repsol YPF Group on Corporate Social Responsibility and inform the Board thereon; check and report on the Corporate Responsibility Report of the Repsol YPF Group before it is submitted to the Board; and, in general, perform any other duties related with the matters within its competence and requested by the Board or its Chairman.

One of the members of this Committee shall be appointed Chairman and the secretary shall be the Secretary of the Board.

The Committee shall meet with the established frequency or whenever called by its Chairman or requested by two of its members. Two meetings were held in 2007.

The Chairman of the Committee shall regularly report to the Board on the actions taken by the Committee.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

At least once a year, the Committee shall assess its functioning and the quality and efficiency of its work, reporting to the full Board.

The Secretary of the Committee shall issue minutes of the resolutions adopted at each meeting, which shall be made available to Board members.

B.2.4	Indicate, where appropriate, the powers of advising, consultation and, where appropriate, delegations of each Committee:

Committee	Brief description
Delegate Committee	See B.2.3
Audit and Control Committee	See B.2.3
Nomination and Compensation Committee	See B.2.3
Strategy, Investment and Corporate Social Responsibility Committee	See B.2.3

B.2.5	Indicate the existence, if appropriate, of regulations of the board committees, where they are available for consultation and any modifications made during the year. State whether an annual report has been issued voluntarily on the activities of each Committee.

On 19 December 2007, the Board of Directors of Repsol YPF, S.A. resolved to modify its Regulations to adapt the contents to the recommendations of the Unified Good Governance Code.

The Board also introduced technical improvements and systematised and made more homogenous the regulation of procedures and internal regulations of the Board and its Committees, eliminating the existing Regulations of the Committees and including the contents in the Regulations of the Board of Directors.

It was further resolved to change the name of the Strategy, Investment and Competition Committee to Strategy, Investment and Corporate Social Responsibility Committee.

Therefore, the internal regulation of the Delegate Committee, the Audit and Control Committee, the Nomination and Compensation Committee and the Strategy, Investment and Corporate Social Responsibility Committee are currently set out in the Articles of Association and the Regulations of the Board of Directors.

The Regulations of the Board of Directors are entered in the Madrid Trade Registry and accessible to the public through the company’s web site (www.repsolypf.com).

The Audit and Control Committee has drawn up a Report of its activities during 2007.

B.2.6	Does the composition of the Delegate Committee reflect the participation on the Board of the different types of Director?

Yes  ☐        No  ☒

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

If not, explain the composition of the Delegate Committee
The Delegate Committee consists of 2 Executive Directors, 3 Institutional Outside Directors (each appointed at the proposal of a significant shareholder) and 3 Independent Outside Directors.

C	RELATED PARTY TRANSACTIONS

C.1	Indicate whether the full Board has reserved approval, subject to a favourable report by the Audit Committee or any other committee commissioned this task, of any transactions that the company may enter into with directors, significant shareholders or shareholders represented on the Board, or with persons related to them:

Yes  ☒        No  ☐

C.2	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and significant shareholders of the company:

Name of significant shareholder	Name of company or group company	Nature of the relationship	Type of transaction	Amount (thousand euro)
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Sales of goods (finished or otherwise)	380
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Services provided	1,680
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Operating leases	4,240
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Collaboration agreements	100
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Contributions to pension plans and life assurance	11,220
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Commercial	Services received	197,433
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Services received	4,315
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Services received	2,100
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Financing Arrangements: Loans	51,073
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Financing Arrangements: others	648,609
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Interest Paid	21,476
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Interest Charged	10,216
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Interest payable accrued and outstanding	1,519

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Interest receivable accrued and outstanding	795
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Corporate	Dividends and other distributed profits	257,442
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Bonds and guarantees	190,288
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Other instruments that may involve a transfer of resources or obligations between the company and the related party	2,394,120
Caja de Ahorros y Pensiones de Barcelona	Repsol YPF Group	Contractual	Others	2
Petróleos Mexicanos	Repsol YPF Group	Contractual	Financing Arrangements: others	6,297
Petróleos Mexicanos	Repsol YPF Group	Commercial	Purchases of goods (finished or otherwise)	258,410
Petróleos Mexicanos	Repsol YPF Group	Commercial	Services received	115
Petróleos Mexicanos	Repsol YPF Group	Commercial	Sales of goods (finished or otherwise)	222,809
Petróleos Mexicanos	Repsol YPF Group	Commercial	Purchases of goods (finished or otherwise)	37,090
Petróleos Mexicanos	Repsol YPF Group	Commercial	Services provided	99,920
Petróleos Mexicanos	Repsol YPF Group	Contractual	Interest Paid	3,881
Petróleos Mexicanos	Repsol YPF Group	Corporate	Dividends and other distributed profits	37,310
Petróleos Mexicanos	Repsol YPF Group	Commercial	Purchases of goods (finished or otherwise)	1,860,130
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Purchases of goods (finished or otherwise)	3,180
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Sales of goods (finished or otherwise)	27,727
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Services provided	140
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Commercial	Services received	1,687
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Collaboration Agreements	1,340
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Operating leases	8,430
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Contractual	Indemnifications	1,900
Sacyr Vallehermoso, S.A.	Repsol YPF Group	Corporate	Dividends and other distributed profits	148,206

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

C.3	List any significant transactions involving a transfer of resources or obligations between the company and/or companies in its group and the directors or executives of the company:

Name of director or executive	Name of company or group company	Nature of the transaction	Type of transaction	Amount (thousand euro)
Company Executives	Repsol YPF Group	Contractual	Financing arrangements: loans	887

C.4	List any significant transactions with other companies in the group that are not eliminated in the consolidated financial statements and which do not, by virtue of their object or terms, correspond to the normal business of the Company:

Name of group company	Brief description of the transaction	Amount (thousand euro)

C.5	Indicate whether any company directors have been in any conflicts of interest during the year, pursuant to Article 127 ter of the Joint Stock Companies Act.

Yes  ☐        No  ☒

Name of director	Description of the conflict of interest

C.6	Explain the mechanisms established to detect and resolve possible conflicts of interests between the company and/or its group, and its directors, executives or significant shareholders.

The Regulations of the Board require directors to avoid any direct or indirect conflicts of interest with the Company’s interests, notifying the Board whenever any such conflicts inevitably exist. In the event of a conflict, the director affected shall abstain in the discussion and decision dealing with the issues giving rise to the conflict.

Any directors affected by proposals for appointment, re-election or removal shall abstain in the discussions and votings dealing with those matters. Ballots shall be secret.

Directors shall inform the Nomination and Compensation Committee of any other professional obligations they may have and any material change in their professional situation, as well as any affecting the nature or condition by virtue of which they have been appointed Director.

Finally, directors shall tender their resignations and step down from the Board, should the latter deem fit, whenever they incur in any of the events of incompatibility or disqualification established in law, the Articles of Association or Regulations.

In this regard, Articles 19-22 of the Regulations of the Board of Directors set out the obligations to be met by Directors in respect of non-competition, use of corporate information and assets and taking advantage of business opportunities, and the requirements established in respect of related party transactions between the Company and the Directors, significant shareholders represented on the Board or persons related to them.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Similarly, the Repsol YPF Group Internal Conduct Regulations regarding the Securities Market, applicable to directors, top management and the executives of certain departments and divisions with access to privileged information of the company or its group and who carry out tasks related with the Securities Market, contemplate the preclusion and solving of conflicts of interest in Articles 8.3. and 8.4., as follows:

“To control potential conflicts of interest, all persons falling into these Regulations’ scope of application must inform the person responsible for their respective Area, sufficiently in advance for timely decisions to be made and before conducting the transaction or concluding the business in question, of any situation which may potentially involve, and in each concrete circumstance that actually involves, the appearance of a conflict of interest with Repsol YPF, S.A. or any company of its Group.

If the person affected is a member of the Board of Directors, the conflict must be reported to the Board of Directors, which, if it considers fit, will apply for the opinion of the Audit and Control Committee.

In case of a doubt about the existence of a conflict of interest, the persons included in the scope of application of these Regulations must act prudently and inform the person responsible for their respective Area or the Board of Directors, as the case may be, about the specific circumstances of the case, for the appropriate consideration of the situation by the latter.

The general principle to be considered in the resolution of all kind of conflicts of interest is abstention. Therefore, persons subject to conflicts of interest must refrain from making decisions that could affect the individuals or legal entities with which said conflict is posed. They must likewise refrain from exerting any influence on said decision-making and must act with full loyalty to the Repsol YPF Group in all cases. In any situation of conflict of interest between the persons affected and Repsol YPF or any company within the Group, the former must act in all moments with loyalty to the Repsol YPF Group, giving preference to the interest of the Repsol YPF Group over its own interests.”

Finally, the Ethics and Conduct Regulation for Repsol YPF Employees stipulates in Article 6.4., with regard to executives, that “Repsol YPF recognizes and respects the financial and business activities of its employees that are not directly related to the activities carried out for the Company provided that these are legal and do not represent a conflict of interests with their responsibilities as Repsol YPF employees.

Repsol YPF employees should avoid any situation that could give rise to any conflict between their personal interests and those of the Company and will abstain from representing the Company, taking part in or influencing decisions in any situation in which, the employee or any close relative has a personal interest. Employees should always act in accordance with their responsibilities, loyally and defending the interests of Repsol YPF.

Furthermore, employees may not undertake any tasks, jobs, or render any services in the benefit of companies in the sector or those that engage in activities that may, directly or indirectly, compete, or could compete, with those of Repsol YPF.

Repsol YPF employees, who could be affected by a conflict of interests, will inform the head of their Area before undertaking any transaction or closing any business deal, in order to make the appropriate decisions in each specific case thereby avoiding compromising their impartial job performance.”

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

C.7	Are more than one of the Group companies listed in Spain?

Yes  ☐        No  ☒

Name the subsidiaries listed in Spain:

Listed Subsidiaries

Indicate whether they have precisely and publicly defined the respective areas of activity and possible business relations between them and those of the listed subsidiary with other companies in the group;

Yes  ☐        No  ☐

Define the possible business relations between the parent company and listed subsidiary and between the latter and other group companies

Describe the mechanisms established to solve potential conflicts of interest between the listed subsidiary and other group companies:

Mechanisms to solve possible conflicts of interest

D RISK CONTROL SYSTEMS

D.1	General description of the risk policy of the company and/or its group, including details and assessment of the risks covered by the system, together with justification that those systems adapt to the profile of each type of risk.

Repsol YPF operates in numerous countries, under numerous regulatory frameworks and in all areas of the oil and gas business. Consequently, Repsol YPF is exposed to:

•	market risks, deriving from the price volatility of oil, natural gas and by-products, exchange rates and interest rates,

•	counterparty risks, deriving from financial arrangements and commercial commitments with suppliers and clients,

•	liquidity and solvency risks,

•	legal and regulatory risks (including risks of changes in the tax regimes, sectorial and environmental regulations, exchange legislation, production constraints, limits on exports, etc.),

•

operating risks (including the risk of accidents and natural disasters, uncertainties relating to the physical properties of crude oil and gas fields, safety and environment, and risks of reputation, such as those relating to ethics and social impact of its business),

•	economic environment risks (deriving from the world business cycle of countries in which it operates, technological innovation in the sectors in which it operates, etc.).

The company considers the most important risks to be those that could hamper it in achieving the goals established in its Strategic Plan, particularly the goal of maintaining

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

its financial flexibility and long-term solvency. Repsol YPF manages its assets and businesses prudently. Nevertheless, many of the risks mentioned above are inherent in the activities it performs, are beyond the control of the company and cannot be entirely eliminated.

Repsol YPF has an organisation, procedures and systems that enable it to identify measure, assess, prioritize and control the risks to which the group is exposed, and decide to what extent those risks are to be assumed, managed, reduced or avoided. Risk analysis is an integral element in the group’s decision-making processes, both in the centralised governing bodies and in the management of the different businesses, paying special attention in all cases to the existence of several risks at the same time or the effects of diversification that may occur on an aggregate level.

The following independent analysis, supervision and control units specialise in different areas of risk management exist:

•

Internal Audit Unit, focusing on the permanent assessment and improvement of existing controls to ensure that potential risks of whatsoever nature (control, business, reputation, etc…) that could hamper achievement of the strategic goals of the Repsol YPF Group are identified, measured and controlled at all times.

•	Corporate Risk Management Unit, responsible for:

•	developing the corporate risk policy, consisting of structural rules and procedures linked to the Group’s financial and business strategy,

•

coordinating the development of specific rules and regulations concerning market and credit risks of the different business units and corporate areas of the Group and establishing methods for measuring and assessing such risks according to the best practices,

•	monitoring and controlling the Group’s market risk,

•	analysing and controlling the credit risk generated by the Group’s activities, establishing individual third-party credit risk limits,

•	defining the criteria regarding the funding and use of provisions for insolvency, refinancing and judicial claiming of debts.

•	Insurance Unit, responsible for:

•	analysing and assessing any accidental risks that could affect the assets and activities of the Group,

•	defining the most efficient financing policy for these risks, through an optimum combination of self-insurance and risk transfer measures,

•	taking out such insurance cover as may be considered convenient in each case,

•	negotiating the compensations deriving from insured accidents.

•	Safety and Environment Unit, responsible for:

•	defining and monitoring the company’s safety and environmental strategic policies and objectives,

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•

establishing the corporate rules and regulations (policy, rules, procedures, manuals and guidelines) on safety and environment throughout the company worldwide and the mechanisms required to publicise them,

•	identifying and leading corporate safety and environment projects, counselling business units in their implementation and monitoring the progress,

•	establishing key indicators of performance, monitoring the company’s performance in safety and environmental matters and proposing actions for improvement,

•	promoting the creation of working groups and exchanging of the best practices in safety and the environment,

•	coordinating safety and environmental audits and following them up.

•

Corporate Reputation Unit, responsible for directing and coordinating with the relevant organisational units the management and assessment of corporate reputation risks and values, according to the guidelines and policies of the Corporate Reputation Committee and the Corporate Division Communication and Head of the Chairman’s Office, to guarantee application of the Repsol YPF corporate reputation model and strategy.

•

Financial Reporting Internal Control Unit, responsible for monitoring and management of the internal economic and financial reporting control system, introduced to comply with the requirements of section 404 of the Sarbanes-Oxley Act.

The system applied by Repsol YPF is based on the conceptual framework defined in the COSO model.

•

Reserves Control Unit, which aims to make sure that the estimates of Repsol YPF proved reserves comply with prevailing legislation on the different Securities Markets on which the company is listed. It also makes internal audits of reserves, coordinates certification of reserves by external auditors and assesses the quality controls on reserve reporting, making the appropriate suggestions within a process of continuous improvement and application of best practices.

There are also several functional and business committees responsible for the oversight of the risk management activities performed within their respective areas of responsibility.

D.2	Indicate whether any of the risks (operating, technological, financial, legal, reputational, tax…) affecting the company and/or its group have actually materialised during the year:

Yes  ☐        No  ☒

If so, indicate the underlying circumstances and whether the established control systems worked adequately.

Risk materialised during the year	Underlying circumstances	Functioning of control systems

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

D.3	Is there a Committee or other governing body responsible for establishing and supervising the control systems?

Yes  ☒        No  ☐

If so, state its duties.

Name of Committee or governing body	Description of duties
Audit and Control Committee

The main duty of the Audit and Control Committee, as advisory body to the Board of Directors, is to support the Board in its oversight duties, among other actions by regularly checking the risk management and internal control systems, to ensure that the principal risks are identified, managed and adequately publicised.

With this aim, the Audit and Control Committee monitors the development of the Annual Corporate Audit Plan, drawn up to assess and oversee the correct functioning and adequacy of the established control systems, to ensure that they are sufficient to identify, manage and/or mitigate the operating, financial and reputation risks of the Repsol YPF Group. The Corporate Audit Department informs the Committee on any material irregularities, anomalies or defaults of the audited units reporting to the Board whenever they are considered to represent a significant risk for the Group.

Moreover, the Audit and Control Committee ensures that the procedures and systems for recording and internal control of the measuring, assessment, classification and entering in the accounts of the Group’s hydrocarbon reserves are sufficient, adequate and efficient.

Finally, the Committee is informed by the corresponding divisions of the company and steers the environmental and safety policies, guidelines and objectives of the Repsol YPF Group.

D.4	Identification and description of processes for compliance with the different regulations affecting the company and/or its group.

The Audit and Control Committee supports the Board in its oversight duties, watching over the compliance with all legal and internal laws and regulations applicable to the company. It oversees compliance with applicable national and international rules and regulations on market conduct and data protection and ensures that the Internal Codes of Conduct and Professional Ethics and of Market Conduct applicable to Group employees meet all the legal requirements and are adequate for the company.

The Audit and Control Committee also supervises the preparation and integrity of the financial information on the Company and the Group, checking compliance with the applicable legal requirements and correct application of the accounting principles.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

E	GENERAL MEETING

E.1	Indicate whether there are any differences between the quorums for General Meetings and the minimums stipulated in the Joint Stock Companies Act and, if appropriate, explain.

Yes  ☐        No  ☒

	% quorum different from that established in Art. 102 Joint Stock Companies Act for general cases	% quorum different from that established in Art. 103 Joint Stock Companies Act for the special cases of Art. 103
Quorum required on first call
Quorum required on second call

Description of the differences

E.2	Explain whether there are any differences between the system used for adopting corporate resolutions and the system stipulated in the Joint Stock Companies Act, and if so give details:

Yes  ☒        No  ☐

Describe how it differs from the system contemplated in the Joint Stock Companies Act.

	Special majority differing from that established in Art. 103.2 Joint Stock Companies Act for the cases contemplated in Art. 103.1	Other special majorities
% established by the Company for adopting resolutions		75

Describe the differences
As an exception to the provisions of the Joint Stock Companies Act, the maximum number of votes that may be cast at a general meeting by any one shareholder, or by companies belonging to the same Group, is 10% of the subscribed voting capital. Any resolution to change that limit shall require a majority of 75% of the voting capital attending or represented at the general meeting, on first or second call, and the same majority will be required to modify the majority stipulated to amend that limit.

E.3	Describe any shareholders’ rights in respect of General Meetings differing from those established in the Joint Stock Companies Act.

According to Article 23 of the Articles of Association, general meetings may be attended by shareholders holding any number of shares, provided they have been recorded in the corresponding accounting record five days prior to the date of the meeting and the shareholder has obtained the attendance card proving that the above requirements have been met. Attendance cards shall be issued by the institutions indicated in law and shall be non-transferable.

The Regulations of the Board of Directors of Repsol YPF S.A. provide as follows regarding shareholders’ right to participate and information:

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

6.3. The Board of Directors shall take all the measures it sees fit to ensure that the Shareholders Meeting performs its proper functions. To that end it shall place all the legally demandable information, as well as information which is not legally required but is of interest to the Shareholders and can reasonably be furnished, at the Shareholders’ disposal prior to the Shareholders Meeting. It shall likewise respond with the greatest possible diligence to information requests and questions from shareholders prior to the Shareholders Meetings or while they are underway.

6.4. The information given to Shareholders and other financial market participants by the Company shall be complete, accurate, fair, symmetrical, and timely.

To achieve maximum transparency and immediacy in the dissemination of information, the Company shall make use of the generally available procedures and technologies to which companies and private citizens have access. To that end, the Board of Directors shall intensify the use of the Company’s Web page and determine the contents to be transmitted through that medium, which shall include among other documents the Articles of Association, the Board of Directors’ Regulations, the quarterly and annual reports, the notices of Shareholders Meetings, their regulations and the resolutions or decisions adopted at the previous meeting, and any other information considered of interest.

Furthermore, pursuant to Article 5 of the Regulations of the General Shareholders Meeting, concerning shareholders’ right to information and participation, the notice of call to General Meetings shall state “the place and times at which shareholders may consult the documents to be laid before the general meeting and such other reports as may be required by law or decided by the board, without prejudice to the right of shareholders to request and receive, free of charge, copies of all the above-mentioned documents”.

Article 5 of the Regulations of the General Shareholders Meeting also provides that “in addition to the requirements stipulated in law or the Articles of Association, as from the date of publication of the notice of call to the general meeting, the company shall publish on its web site the text of all proposed resolutions submitted by the board in connection with the items on the agenda, including, with regard to proposals for the appointment of directors, the information contemplated in Article 47.13 of the Articles of Association ((i) professional and biographic profile, (ii) list of other boards they are on, (iii) indication of the type of director, indicating, in the case of institutional directors, the shareholder they represent or with which they have ties, (iv) date of first appointment as company directors, and subsequent appointments, and (v) company shares and options they hold).

An exception may be made to this rule for proposals which the law and Articles of Association do not require to be made available to shareholders as from the notice of call, if the board considers there are just grounds for not doing so.

If a supplementary notice of call is published, the company shall thereafter publish on its web site the text of the proposals contained in that supplementary notice, provided they have been sent to the company.”

Article 6.1. of the Regulations for the General Shareholders Meeting further provides that:

“Through the Shareholders’ Information Office of the Company’s web page, shareholders may at any time, upon entering proof of identification as such, raise any questions or make suggestions relating to the activities and interests of the Company and which they consider should be discussed at a General Shareholders’ Meeting.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Once a General Shareholders’ Meeting has been called and up to seven consecutive days before the date set for the meeting on first call, shareholders may utilize the same means to comment upon or make suggestions in writing regarding the proposals included on the Agenda thereof.

The Company’s Departments will examine the shareholders’ questions, suggestions and comments, and the responses will be disclosed, grouped together as pertinent, on the Company web page or, if the Board of Directors considers it appropriate, they will be considered at the General Shareholders’ Meeting, even if they are not included on the Agenda”

Apart from the foregoing and with a view to facilitating access by shareholders to the information on the company, Repsol YPF set up the Shareholders’ Information Office mentioned above, offering shareholders a free call service and an e-mail address at which they may request whatever information they may require. Shareholders may also visit the Office, where they will receive personal attention.

E.4	Describe the measures adopted, if any, to encourage the participation of shareholders at General Meetings.

To encourage shareholders to participate in general meetings, Article 6 of the Regulations of the General Shareholders Meeting, establishes shareholders’ right to information and participation, indicating that they may raise any questions or make any suggestions in connection with the company’s activities or interests which they consider ought to be discussed by the General Meeting, through the Shareholders’ Information Office or the company’s web site (www.repsolypf.com).

Apart from these measures, which are expressly contemplated in the Repsol YPF, S.A. Rules of Corporate Governance, the company also encourages shareholders to participate in general meetings with the following measures:

•

Publication of the notice of call sufficiently in advance in the media with the widest distribution, inserting a copy on the company’s web site (www.repsolypf.com) and sending copies to the stock exchanges on which its shares are listed and to the depositaries of its shares, so that they can issue the necessary attendance cards.

•	Warning in the notice of call that the general meeting will be held on second call.

•	Practices to encourage attendance, by delivering gifts.

•	Payment of an attendance premium of 0.02 euro gross per share to the shares present or represented at the General Meeting 2007.

•	Holding general meetings at a large-capacity location with ideal conditions for the procedure and following of the meeting, providing transport.

•	Possibility of exercising or delegating the vote through distance means (post or electronic means), providing for shareholders:

•	A form prepared for postal votes on the company’s web site and at the Shareholders’ Information Office.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•

An application on the web site to exercise or delegate the vote by electronic means, for all shareholders having a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the Spanish Public Certification Entity (CERES).

•	Possibility of fractioning votes through the voting platform and delegation by post and electronic means.

•	Assistance and personalized guidance for all shareholders who wish to participate through staff of the Shareholders’ Information Office.

•	Possibility of connecting to a live broadcast of the meeting through the company’s web site (www.repsolypf.com).

•

Publication through the company’s web site (www.repsolypf.com) of the proposed resolutions corresponding to the items on the Agenda and the Board’s report on each of the proposed resolutions to be laid before the General Meeting.

E.5	Indicate if the Chairman of the Board chairs the General Meeting. List any measures adopted to ensure the independence and correct operation of the General Meeting:

Yes  ☒        No  ☐

Details of measures

The Board traditionally requests, on its own initiative, the presence of a Notary to attend the General Meeting and issue minutes thereof.

Consequently, neither the Chairman nor the Secretary of the General Meeting participate in the preparation of the minutes, for which a notary or other public attesting officer is engaged, with the consequent guarantee of neutrality for the shareholders.

E.6	Indicate any modifications made during the year to the Regulations of the General Shareholders Meeting.

At the Annual General Meeting held on 9 May 2007, the shareholders resolved to modify the Regulations of the General Shareholders Meeting as follows: modification of section 5.3 and addition of a new section 5.4 in Article 5 (Notice of Call); modification of Article 7 (Right to attend and vote); modification of Article 10 (Chairman of the General Meeting); incorporation of a new Article 14 (Voting on proposed resolutions) and consequent renumbering of the previously existing Articles 14 (Minutes of the Shareholders Meeting) and 15 (Interpretation) as Articles 15 and 16, respectively.

Many of the modifications approved were made to adapt the Regulations of the General Shareholders Meeting to the Unified Good Governance Code published by the Comisión Nacional del Mercado de Valores (CNMV).

Other modifications were intended to improve the wording and systematization of the articles in the Regulations, contemplating and clarifying the regulation of certain matters.

The CNMV was notified of the modifications in a letter dated 20 June 2007 and they have been entered in the Madrid Trade Register.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

The Regulations of the General Shareholders Meeting may be consulted on the company’s web site (www.repsolypf.com).

E.7	Give details of attendance of General Meetings held during the year:

	Details of attendance
Date General Meeting	% attending in person	% attending by proxy	% Distance voting		Total
			Electronic vote	Others
09-05-2007	0.1095	72.6874	0.0045	1.5584	74.3598

E.8	Give a brief account of the resolutions adopted at the General Meetings held during the year and percentage of votes with which each resolution was approved.

Only one General Shareholders Meeting of Repsol YPF, S.A., the Annual General Meeting, was held during 2007, on 9 May 2007, at which the following resolutions were adopted with the majorities indicated below:

1.	To approve the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., and the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31 December 2006, the proposal of application of its earnings and the management by the Board of Directors during said year.

Votes for 670,921,040 shares, votes against 160,270 shares, abstentions 42,528,057 shares.

2.	To amend the Articles of Association: modify Article 12 (Modification of Capital); introduce a new Article 12 bis (Preferential Subscription Right); modify the fourth paragraph of Article 19 (Notice of call); modify Article 23 (Right to attend and vote); modify Article 25 (Chairman of the General Meeting); modify Article 42 (Secretary and Vice-Secretary); add a new fifth paragraph to Article 43 (Term of office and vacancies); add a new section 13 to Article 47 (Web site) and include a new fourth paragraph in Article 49 (Annual Financial Statements).

The resulting text of the Articles of Association can be consulted on the company’s web site (www.repsolypf.com).

Votes for 552,815,210 shares, votes against 100,334,904 shares, abstentions 60,459,253 shares.

3.	To amend the Regulations of the General Shareholders Meeting: modify section 5.3 and add a new section 5.4 in Article 5 (Notice of Call); modify Article 7 (Right to attend and vote); modify Article 10 (Chairman of the General Meeting); incorporate a new Article 14 (Voting on proposed resolutions) and consequently renumber the previously existing Articles 14 (Minutes of the Shareholders Meeting) and 15 (Interpretation) as Articles 15 and 16, respectively.

The resulting text of the Regulations of the General Shareholders Meeting can be consulted on the company’s web site (www.repsolypf.com).

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Votes for 682,904,997 shares, votes against 1,296,828 shares, abstentions 29,407,542 shares.

4.1.	Within the limits established in Article 31 of the Articles of Association, to set the number of Directors at 16.

Votes for 683,462,831 shares, votes against 866,109 shares, abstentions 29,280,427 shares.

4.2.	To ratify the appointment of Juan Abelló Gallo as company Director, resolved by the Board of Directors by virtue of its power of cooptation to fill a vacancy produced after the last Ordinary General Meeting.

Votes for 682,391,387 shares, votes against 1,934,984 shares, abstentions 29,282,996 shares.

4.3.	To ratify the appointment of Luis Fernando del Rivero Asensio as company Director, resolved by the Board of Directors by virtue of its power of cooptation to fill a vacancy produced after the last Ordinary General Meeting.

Votes for 682,273,974 shares, votes against 2,044,163 shares, abstentions 29,291,230 shares.

4.4.	To ratify the appointment of Manuel Raventós Negra as company Director, resolved by the Board of Directors by virtue of its power of cooptation to fill a vacancy produced after the last Ordinary General Meeting.

Votes for 681,807,637 shares, votes against 2,513,517 shares, abstentions 29,288,213 shares.

4.5.	To ratify the appointment of José Manuel Loureda Mantiñán as company Director, resolved by the Board of Directors by virtue of its power of cooptation to fill a vacancy produced after the last Ordinary General Meeting.

Votes for 682,187,517 shares, votes against 2,131,113 shares, abstentions 29,290,737 shares.

4.6.	To re-elect Antonio Brufau Niubó as Board member for a new term of four years.

Votes for 670,585,628 shares, votes against 12,452,045 shares, abstentions 30,571,694 shares.

4.7.	To re-elect Carmelo de las Morenas López as Board member for a new term of four years.

Votes for 683,005,480 shares, votes against 1,315,827 shares, abstentions 29,288,060 shares.

4.8.	To appoint Luis Carlos Croissier Batista Company Director for the term of four years stipulated in the Articles of Association.

Votes for 683,445,747 shares, votes against 756,232 shares, abstentions 29,407,388 shares.

4.9.	To appoint Ángel Durández Adeva Company Director for the term of four years stipulated in the Articles of Association.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Votes for 683,459,045 shares, votes against 740,571 shares, abstentions 29,409,751 shares.

5.	To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L. for the legally established period of one year. It is also entrusted with carrying out the other Audit services required by Law and needed by the Company until the next Ordinary General Shareholders’ Meeting is held.

Votes for 682,887,662 shares, votes against 1,079,194 shares, abstentions 29,642,511 shares.

6.	To authorise the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares which, when added to those already held by Repsol YPF, S.A. and any of its subsidiaries, does not exceed 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and administrators of the Company or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders’ Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders’ Meeting held on 16 June 2006.

Votes for 687,369,535 shares, votes against 261,731 shares, abstentions 25,978,101 shares.

7.	To delegate to the Board of Directors, as amply as required, including the power of delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General Shareholders’ Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Trade Registry and any other public authority with powers concerning the resolutions adopted.

To delegate indistinctly to the Chairman of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders’ Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

Votes for 683,433,276 shares, votes against 134,763 shares, abstentions 30,041,328 shares.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

E.9	State Whether any restrictions are established in the Articles of Association requiring a minimum number of shares to attend General Meetings:

Yes  ☐        No  ☒

Number of shares required to attend General Meetings

E.10	Describe and justify the company’s policies on proxy votes at General Meetings.

According to Article 8 of the Regulations of the General Shareholders Meeting, all shareholders entitled to attend may be represented at general meetings by another person, who need not be a shareholder. Proxies shall be granted in writing or by distance communication, especially for each general meeting.

For this purpose, apart from the possibility of sending proxies for attendance and voting at general meetings through the members of “Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores S.A.” (Iberclear), shareholders also have the Shareholders’ Information Office, where they may deliver proxies by post or by hand, and another office opened exclusively for this purpose at the registered office, Paseo de la Castellana no. 278, where attendance cards may be received and the corresponding gifts are handed out.

An application is made available on the web site for electronic proxies, available for shareholders who have a recognised or advanced electronic signature based on a recognised, valid electronic certificate issued by the Entidad Pública de Certificación Española (CERES).

E.11	Indicate whether the company is aware of the policies of institutional investors regarding their participation or otherwise in company decisions:

Yes  ☐        No  ☒

Describe the policy

E.12	Indicate the address and access to the corporate governance contents on the company’s web site.

The information on corporate governance, regulated in Act 26/2003 of 17 July, Order ECO/3722/2003 of 26 December, and the Comisión Nacional del Mercado de Valores (CNMV) Circular 1/2004 of 17 March, is published in the section “Shareholders and investors” on the company’s web site (www.repsolypf.com).

F	EXTENT OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of compliance by the company with the recommendations of the Unified Good Governance Code.

In the event of non-compliance with any recommendations, explain the recommendations, standards, practices or principles applied by the company.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2.

Compliance  ☐        Explain  ☒

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Art. 27 of the Articles of Association and Art. 13.6 of the Regulations of the General Shareholders Meeting stipulate that the maximum number of votes that may be cast at a General Meeting by one shareholder or companies belonging to the same group shall be 10% of the total voting capital.

This limit was approved at the Extraordinary General Meeting held in 1999 by 95% of the capital attending.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4 and C.7

Compliance ☐	Partial compliance ☐	Explain ☐	Not applicable ☒

3.	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarisation, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

Compliance ☒	Partial compliance ☐	Explain ☐

4.	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Compliance  ☒        Explain  ☐

5.	Separate votes should be taken at the General Shareholders’ Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or groups of articles that are materially different.

See section: E.8

Compliance ☒	Partial compliance ☐	Explain ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section: E.4

Compliance  ☒        Explain  ☐

7.	The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximise its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Compliance ☒	Partial compliance ☐	Explain ☐

8.	The board should see the core components of its mission as to approve the company’s strategy and authorise the organisational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:

i)	The strategic or business plan, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems;

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b)	The following decisions:

i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section: B.1.14.

ii)	Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section: B.1.14.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

iii)	The financial information listed companies must periodically disclose.

iv)	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v)	The creation or acquisition of shares in special purpose entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;

2. They go through at market rates, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

It is advisable that related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Delegate Committee in urgent cases and later ratified by the full board.

See sections: C.1 and C.6

Compliance ☐	Partial compliance ☒	Explain ☐

The company complies with this recommendation, except for the following sections:

•

a.iii) Owing to the complexity and large number of companies in the Repsol YPF Group at present, it has not been considered convenient to expressly include the contents of this recommendation in the company’s internal regulations.

•

a.vi) Although the Board has the duty of approving the top management remuneration policy, we consider that the assessment of performance of senior officers should be left to the chief executive of the company, who is in a better position, with a greater knowledge, to assess their performance of the duties commissioned to them.

•

a.vii) Since recommendation 50.1 of the Unified Code assigns duties to the Audit and Control Committee involving supervision of the information, internal control and risk management systems, and Repsol YPF is subject to the US Sarbanes-Oxley Act (Section 404), according to which the Audit Committee must oversee and control the functioning of the Internal Financial Reporting Control system, the Company has considered it convenient to assign that Committee the duty of supervising the risk management, internal control and information systems of the company, without prejudice to reporting to the Board on these matters.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•

b.i) The Company complies with this recommendation, except regarding the removal of senior officers, and their compensation clauses. We consider that this power over the top management should be reserved for the chief executive, since these positions come under his trust and responsibility. Nevertheless, the Board of Directors reserves the power to approve any guarantee or golden parachute clauses for senior executives of the company in cases of dismissals or changes of ownership, when the conditions exceed those normally established on the market.

•

b.v) The Company complies with this recommendation, except regarding the creation or acquisition of shares in companies domiciled in countries or territories considered tax havens. In this regard, the Company has opted for the Audit and Control Committee to receive information on these matters and ensure that these transactions correspond to appropriate purposes, and for the Top Management to take the appropriate measures to identify and adequately manage them, without prejudice to reporting to the Board on these matters.

Furthermore, this recommendation includes a vague concept (transactions which might impair the transparency of the Group), which the company has not considered it convenient to include in its internal regulations, owing to the uncertainty that could arise in its application.

9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.

See section: B.1.1

Compliance  ☐        Explain  ☒

The Board of Directors considered it convenient for the company, taking account of the structure of its capital and shareholders’ representation on the Board, to incorporate persons with an outstanding professional prestige, from the auditing, financial/accounting, industrial and stock market sectors, who could increase the decision-making capacity of the Board and enhance its points of view.

For this purpose, the Board of Directors proposed to the General Shareholders Meeting in 2007, within the maximum and minimum limits established in the Articles of Association (9 - 16), to set the number of directors at 16. This proposal was approved at the aforesaid General Meeting.

10.	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14.

Compliance ☒	Partial compliance ☐	Explain ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

11.	In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3

Compliance ☐	Partial compliance ☐	Not applicable ☒

12.	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2.	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections: B.1.3, A.2 and A.3

Compliance  ☒        Explain  ☐

13.	The number of independent directors should represent at least one third of all board members.

See section: B.1.3

Compliance  ☒        Explain  ☐

14.	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4

Compliance ☒	Partial compliance ☐	Explain ☐

15.	When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections: B.1.2, B.1.27 and B.2.3.

Compliance ☐	Partial compliance ☒	Explain ☐	Not applicable ☐

On 19 December 2007, the Board of Directors of Repsol YPF, S.A. passed a new consolidated text of its Regulations, which, among other matters, assigned to the Nomination and Compensation Committee the duty of assessing the necessary knowledge, expertise and experience of the Board, defining in consequence the duties and qualifications required of the candidates for filling each vacancy and assessing the time and dedication required to adequately perform their duties.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Furthermore, Article 33 of the Regulations of the Board of Directors expressly provides that the Nomination and Compensation Committee ensure that whenever new vacancies are foreseen or on appointing new directors, the selection procedures are not affected by implicit bias that could entail some kind of discrimination and that women who meet the professional profile sought are deliberately sought and included among the potential candidates, informing the board on the initiatives taken in this respect and the results thereof.

Since this modification of the Regulations of the Board of Directors, no vacancies have arisen on the Board of Directors of Repsol YPF, S.A. nor, consequently, have any new Directors been appointed.

16.	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1 42

Compliance ☒	Partial compliance ☐	Explain ☐

17.	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21

Compliance ☐	Partial compliance ☒	Explain ☐	Not applicable ☐

The calling of board meetings can currently be requested by  1/4 of the directors (Art. 9.3 Board Regulations). Therefore, since Independent Directors represent half of the total Board members, they can, alone, request the calling of a board meeting.

In this regard, the Board of Directors shall endeavour to ensure that the number of non-executive independent directors represents at least one-third of the total number of directors (Article 3.2 Regulations of the Board of Directors).

Moreover, any of the Directors may, prior to the call, request the inclusion on the agenda of any business which they consider ought to be transacted at the Board meeting (Article 9.3 Regulations of the Board of Directors).

18.	The Secretary should take care to ensure that the Board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting, the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section: B.1.34

Compliance ☒	Partial compliance ☐	Explain ☐

19.	The Board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29

Compliance ☒	Partial compliance ☐	Explain ☐

20.	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30

Compliance ☐	Partial compliance ☒	Explain ☐

21.	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Compliance ☐	Partial compliance ☐	Explain ☐	Not applicable ☒

22.	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See section: B.1.19

Compliance ☐	Partial compliance ☒	Explain ☐

Article 11 of the Regulations of the Board of Directors stipulates that at least once a year the board shall assess its operations and the quality and efficiency of its work. It shall also review annually the functioning of its committees, on the basis of the reports they shall issue.

23.	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42

Compliance  ☒        Explain  ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

24.	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41

Compliance  ☒        Explain  ☐

25.	Companies should organise induction programmes for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Compliance ☒	Partial compliance ☐	Explain ☐

26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

Compliance ☐	Partial compliance ☒	Explain ☐

The Company has not established rules on the number of directorships its directors may hold. It considers the obligations that Directors are to meet by virtue of their office, as stipulated in Article 17 of the Regulations of the Board of Directors, sufficient to guarantee the efficient performance by directors of their duties:

•	Constantly devote such time and efforts as may be necessary to regularly oversee the issues concerning administration of the company.

•

Be informed and adequately prepare meetings of the board and any other delegated and advisory committees to which they belong, obtaining sufficient information and such collaboration or assistance as they may deem fit.

•

Attend meetings of all committees they are on and participate actively in the debates, such that their opinions may contribute effectively to the decision-making process. If they are justifiably unable to attend any meetings to which they have been called, they shall duly instruct another director to represent them.

•	Carry out any specific task commissioned by the board that is reasonably within his dedication commitment.

•

Inform the Nomination and Compensation Committee of any other professional obligations they may have and any material changes in their professional situation, as well as any that may affect the nature or condition by virtue of which they have been appointed director.

The Nomination and Compensation Committee shall inform the Board on directors’ performance of these obligations.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

27.	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See section: B.1.2

Compliance ☒	Partial compliance ☐	Explain ☐

28.	Companies should post the following director particulars on their websites and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director, and;

e)	Shares held in the company and any options on the same.

Compliance ☒	Partial compliance ☐	Explain ☐

29.	Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2

Compliance  ☒        Explain  ☐

30.	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

Compliance ☒	Partial compliance ☐	Explain ☐

31.	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Compliance  ☒        Explain  ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

32.	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

Compliance ☒	Partial compliance ☐	Explain ☐

33.	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

The terms of this Recommendation should also apply to the Secretary of the board; director or otherwise.

Compliance ☐	Partial compliance ☐	Explain ☐	Not applicable ☒

34.	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5

Compliance ☐	Partial compliance ☒	Explain ☐	Not applicable ☐

The new consolidated text of the Regulations of the Board of Directors, approved on 19 December 2007, stipulates that when an independent outside director retires, by resignation or whatsoever other cause, before concluding his term of office he shall explain the reasons in a letter addressed to the remaining members of the board.

No directors have retired from office since this modification to the Regulations of the Board of Directors.

35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a)	The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

b)	Variable components, in particular:

i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii)	The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

iv)	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:

i)	Duration;

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.

See section: B.1.15

Compliance ☒	Partial compliance ☐	Explain ☐

36.	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections: A.3, B.1.3

Compliance  ☒        Explain  ☐

37.	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Compliance  ☒        Explain  ☐

38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Compliance ☒	Explain ☐	Not applicable ☐

39.	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Compliance ☒	Explain ☐	Not applicable ☐

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

40.	The board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 34, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See section: B.1.16

Compliance ☐	Partial compliance ☒	Explain ☐

The company has prepared the Report on the Directors’ Remuneration Policy, which will be made available to shareholders, for their information, at the next Ordinary General Shareholders Meeting.

41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a)	A breakdown of the compensation obtained by each company director, to include where appropriate:

i)	Participation and attendance fees and other fixed director payments;

ii)	Additional compensation for acting as chairman or member of a board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any severance packages agreed or paid;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts;

viii)	Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted as a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:

i)	Number of shares or options awarded in the year, and the terms set for their execution;

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.

c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

Compliance ☒	Partial compliance ☐	Explain ☐

42.	When the company has a Delegate Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Delegate Committee.

See sections: B.2.1 and B.2.6

Compliance ☐	Partial compliance ☒	Explain ☐	Not applicable ☐

According to the Regulations of the Board of Directors, the Delegate Committee consists of the Chairman of the Board and up to a maximum of seven directors from the three existing categories (executive, institutional and independent), endeavouring to maintain a similar proportion to that existing on the Board of Directors.

Therefore, in order to include in the Delegate Committee the Executive Directors and at least one Institutional Outside Director for each of the three significant shareholders with board representation, said Committee consists of 2 Executive Directors, 3 Institutional Outside Directors (each appointed at the proposal of a significant shareholder) and 3 Independent Outside Directors.

43.	The board should be kept fully informed of the business transacted and decisions made by the Delegate Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Compliance ☐	Explain ☒	Not applicable ☐

The company complies with this recommendation except for sending a copy of the minutes of Committee meetings to all Board members. In order to preserve the utmost confidentiality of the minutes of the Delegate Committee, the Company prefers not to send copies of these minutes to all the Board members, although they are nevertheless available at all times for any Board members who may ask to see them.

In this respect, Article 31 of the Regulations of the Board of Directors contemplates that the Secretary shall make available to Board members a copy of the minutes of Delegate Committee meetings.

44.	In addition to the Audit Committee mandatory under the Securities Market Law, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)	The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

b)	These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy sent to all board members.

See sections: B.2.1 and B.2.3

Compliance ☐	Partial compliance ☒	Explain ☐

The company complies with this recommendation except for sending a copy of the minutes of Committee meetings to all Board members. In order to preserve the utmost confidentiality of the minutes of the Audit and Control Committee and the Nomination and Compensation Committee, the Company prefers not to send copies of these minutes to all the Board members, although they are nevertheless available at all times for any Board members who may ask to see them.

In this respect, Articles 32 and 33 of the Regulations of the Board of Directors contemplate that the minutes of the Audit and Control Committee and Nomination and Compensation Committee meetings shall be made available for Board members.

45.	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Compliance  ☒         Explain  ☐

46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Compliance  ☒        Explain  ☐

47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Compliance  ☒        Explain  ☐

48.	The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Compliance ☒	Partial compliance ☐	Explain ☐

49.	Control and risk management policy should specify at least:

a)	The different types of risk (operational, technological, financial, legal, reputational…) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

See section: D

Compliance ☒	Partial compliance ☐	Explain ☐

50.	The Audit Committee’s role should be:

1.	With respect to internal control and reporting systems:

a)	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)	Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)	Establish and supervise a mechanism whereby staff can report confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties , in particular financial or accounting irregularities, with potentially serious implications for the firm.

2.	With respect to the external auditor:

a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)	The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.

d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Compliance ☐	Partial compliance ☒	Explain ☐

The Company complies with this recommendation, save as contemplated in 1.c concerning the proposal for selection, appointment, reappointment and removal of the head of internal audit and the budget of this department.

The Audit and Control Committee consists exclusively of Independent Outside Directors having no relationship with the company management. Therefore, it has been considered more appropriate for this Committee to be informed and issue an opinion on the appointment or removal of the Manager of the Internal Audit Department, or equivalent position. The Committee is also informed of the budget for this department.

51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Compliance  ☒        Explain  ☐

52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)	The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2 and B.2.3

Compliance ☐	Partial compliance ☒	Explain ☐

The Company complies with this recommendation, except for paragraph b on entities resident in tax havens and transactions that might impair the transparency of the group.

In this respect, Article 32 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall be informed on the creation or acquisition of shares in companies domiciled in countries or territories considered tax havens. The Committee shall also see that these transactions correspond to appropriate purposes and that top management takes the necessary measures to identify and adequately handle them.

Furthermore, this recommendation includes a vague concept (transactions which might impair the transparency of the Group), which the company has not considered it convenient to include in its internal regulations, owing to the uncertainty that could arise in its application.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

53.	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38

Compliance ☒	Partial compliance ☐	Explain ☐

54.	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section: B.2.1

Compliance ☒	Explain ☐	Not applicable ☐

55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organise, in appropriate form. the succession of the chairman and the chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section: B.2.3

Compliance ☐	Partial compliance ☒	Explain ☐	Not applicable ☐

The Company complies with this recommendation, except for the report on senior officer removals which the chief executive proposes to the Board. As mentioned in respect of Recommendation 8 above, the Company considers that the power to remove senior officers of the company should be reserved to the chief executive, since they are positions within his trust and responsibility.

56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Compliance ☒	Partial compliance ☐	Explain ☐	Not applicable ☐

57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Make proposals to the Board of Directors regarding:

i)	The remuneration policy for directors and senior officers;

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

b)	Oversee compliance with the remuneration policy set by the company.

See sections: B.1.14, B.2.3

Compliance ☒	Partial compliance ☐	Explain ☐	Not applicable ☐

58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Compliance ☒	Explain ☐	Not applicable ☐

G	OTHER INFORMATION OF INTEREST

If you consider there to be an important principle or aspect regarding the corporate governance practices applied by your company that have not been mentioned in this report, indicate them below and explain the contents.

This section may be used to include any other information, clarification or qualification relating to the previous sections of the report.

In particular, state whether the company is subject to any laws other than the laws of Spain on corporate governance and, if this is the case, include whatever information the company may be obliged to supply that differs from the information included in this report.

1. Note on section A.2.

Due to the fact the company’s shares are issued in book-entry form, the company does not have up-to-date information on the identity of its shareholders or details of their stakes. Therefore, the details set out in this section are obtained from the information supplied by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, Sociedad Anónima Unipersonal (IBERCLEAR) for the Annual General Meeting of 9 May 2007, and from the information sent by shareholders to Comisión Nacional del Mercado de Valores (CNMV) and to the Company, except the details on the number of shares held by Alliance Bernstein (39,680,413 shares) and on the number of shares and percentage stake in the capital held by the “subsidiaries of the Axa Group” (11,757,611 shares; 0.963% of the capital), which were calculated on the basis of the percentage stake notified by Axa, S.A. to CNMV on 18 January 2008.

In the aforesaid notification, Axa, S.A. informed that as of 20 December 2007 it had increased its stake in the capital of Repsol YPF to over 3%, with a final indirect interest following the transaction of 4.213% of the Company’s capital (51,438,024 shares), 3.250% through Alliance Bernstein.

Similarly, during 2007 Alliance Bernstein notified the CNMV and the Company as follows:

(i)	As of 20 December 2007 it held an interest of over 3% in the capital of Repsol YPF, with a final stake after the transaction of 3.246% of the Company’s capital (39,626,146 shares).

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

(ii)	As of 30 December 2007 it had reduced its stake in the capital of Repsol YPF to below 3%, with a final interest after the transaction of 2.968% of the Company’s capital (36,235,429 shares).

In addition, Barclays Global Investors, NA, Barclays Global Investors, Ltd. Barclays Global Fund Advisors and Barclays Global Investors (Deutschland) AG have informed CNMV of an agreement contemplated concerted exercise of their voting rights in Repsol YPF corresponding to an aggregate stake of 3.22%. According to the information submitted to CNMV, these entities are managers of collective investment undertakings and their parent company (Barclays Global Investors UK Holdings, Ltd.) does not issue direct or indirect instructions for exercising the corresponding voting rights held by those managers.

After the close of fiscal year ended December 31, 2007, Petróleos Mexicanos has informed the CNMV of a stake of 4.905% in the share capital of Repsol YPF.

Moreover, for economic purposes, the Criteria CaixaCorp Group holds a 12.67% stake in Repsol YPF, S.A. and Criteria CaixaCorp, S.A. holds a 67.60% stake in the capital of Repinves, S.A.

2. Note on section A.10

With regard to the legal restrictions on the purchase or sale of shares in the capital, under Supplementary Provision 11 to the Hydrocarbons Act 34/1998, as drafted in Royal Decree-Law 4/2006 of 24 February, prior administrative authorisation by the Comisión Nacional de Energía must be sought for certain acquisitions or investments in companies that engage in regulated activities or activities subject to significant oversight by administrative bodies that implies special regulation.

Nevertheless, according to the information made public by Sacyr Vallehermoso on 26 October 2006, through an official notice sent to the Comisión Nacional del Mercado de Valores (CNMV), the Comisión Nacional de Energía has ruled that the acquisition of Repsol YPF, S.A.’s shares is not subject to the authorisation contemplated in that Supplementary Provision.

3. Note on section B.1.7

After year-end, 31 December 2007, it was resolved at the Annual and Extraordinary General Shareholders Meeting of YPF, S.A., held on 7 March 2008, to appoint Luis Suárez de Lezo Mantilla Director of the Company.

4. Note on section B.1.11.

Following the former practice of Repsol YPF, S.A. and to supplement the information supplied in section B.1.11., the sums accrued by members of the Board during 2007, individually and by types of remuneration, or other benefits, are set out in this Annual Report on Corporate Governance.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Due to membership of the Board

Under the system established and approved by the Nomination and Compensation Committee, the amounts of the annual remunerations earned in 2007 and 2006 by virtue of membership of each of the Group’s managing bodies are as follows:

	Euro
Governing Body	2007	2006
Board of Directors	165,661	159,289
Delegate Committee	165,661	159,289
Audit and Control Committee	82,830	49,778
Strategy, Investment and Corporate Social Responsibility Committee	41,415	39,822
Nomination and Compensation Committee	41,415	39,822

The amount of the remunerations earned by the members of the Board of Directors for belonging to same in 2007 and payable against the aforesaid assignment in the Articles of Association was EUR 4.538 million, itemised as follows:

	Remuneration for belonging to the Governing Bodies (euro)
	Board	Deleg. C.	Audit C.	Nominat. C.	Strat. C	TOTAL
Antonio Brufau	165,661	165,661	—	—	—	331,322
Luis Suárez de Lezo	165,661	165,661	—	—	—	331,322
Antonio Hernández-Gil	165,661	165,661	—	41,415	—	372,737
Ricardo Fornesa (1)	13,805	13,805	—	—	—	27,610
Carmelo de las Morenas	165,661	—	82,830	—	—	248,491
Jorge Mercader (4)	151,856	151,856	—	—	37,964	341,676
Henri Philippe Reichstul	165,661	165,661	—	—	—	331,322
Paulina Beato	165,661	—	82,830	—	—	248,491
Javier Echenique	165,661	165,661	82,830	—	—	414,152
Artur Carulla (6)	165,661	—	34,513	41,415	—	241,589
Luis del Rivero	165,661	165,661	—	—	—	331,322
Juan Abelló	165,661	—	—	—	41,415	207,076
Pemex Intern. España	165,661	165,661	—	—	41,415	372,737
José Manuel Loureda (2)	165,661	—	—	—	41,415	207,076
Manuel Raventós (2) (4)	151,856	—	—	37,964	—	189,820
Luis Carlos Croissier (3)	110,440	—	—	—	24,159	134,599
Isidro Fainé (5)	13,805	13,805	—	—		27,610
Juan María Nin (5)	13,805	—	—	3,451	3,451	20,707
Ángel Durández (3)	110,440	—	48,318	—	—	158,758

(1)	Resigned at the Board meeting on 31 January 2007.
(2)	Appointed at the Board meeting on 31 January 2007.
(3)	Appointed at the General Shareholders Meeting on 9 May 2007.
(4)	Resigned at the Board meeting on 19 December 2007.
(5)	Appointed at the Board meeting on 19 December 2007.
(6)	Resigned as member of the Audit and Control Committee on 30 May 2007

It should also be noted that:

•	The members of the Board of Directors of Repsol YPF, S.A. have not been granted any loans or advances by any Group company, jointly controlled entity or associate.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

•

No Group company, jointly controlled entity or associate has pension or life insurance obligations to any former or current member of the Board of Directors of Repsol YPF, S.A., except in the case of the Executive Chairman, whose remuneration is governed by the obligations provided for in his contract for services, and of the General Counsel, to whom the obligations pertaining to his office exist.

Due to the holding of executive posts and the discharge of executive duties

The monetary remuneration, fixed and variable, and compensation in kind (housing, etc.) earned in 2007 by the Board members who had an employment relationship with or discharged executive duties in the Group during the year totalled EUR 3.476 million, EUR 2.278 million corresponding to Antonio Brufau and EUR 1.198 million to Luis Suárez de Lezo. These amounts do not include those indicated in the section “Due to retirement and disability insurance policies and contributions to pension plans and permanency awards” below.

Due to membership of the Boards of Directors of subsidiaries

The remuneration earned in 2007 by the members of the Board of Directors of Repsol YPF, S.A. in their capacity as directors of other Group companies, jointly controlled entities and associates amounted to EUR 0.373 million, according to the following details:

	Euro
	YPF	Gas Natural	CLH	TOTAL
Antonio Brufau	74,417	265,650	—	340,067
Luis Suarez de Lezo	—	—	33,340	33,340

Due to third-party liability insurance premiums

The Board members are covered by the same third-party liability insurance policy as that covering all the directors and executives of the Repsol YPF Group.

Due to retirement and disability insurance policies and contributions to pension plans and permanency awards

The cost of retirement, disability and death insurance policies, and contributions to pension plan and the permanency awards, including the corresponding on account payments, if any, incurred by the Company in relation to Board members who discharged executive duties at the Group during 2007 totalled EUR 2.554 million, of which EUR 2.313 million corresponded to Antonio Brufau and EUR 0.241 million to Luis Suárez de Lezo.

Incentives

Provisions were funded in 2007 in a total sum of EUR 0.197 million, for the current incentive plans established for Luis Suárez de Lezo.

Antonio Brufau is not a beneficiary of any of the current incentive plans at present.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Indemnity payments to members of the Board of Directors

No director received any indemnity payment from Repsol YPF in 2007.

Transactions with Directors

Apart from the remuneration earned, the dividends corresponding to the shares they hold and, in the case of institutional outside directors, the transactions with significant shareholders, the directors of Repsol YPF did not perform any transaction other than in the normal course of business or other than on an arm’s-length basis with the Company or with Group companies in 2007.

5. Note on section B.1.12.

Jesús Fernández de la Vega, former General Manager Human Resources, left the company on 30 June 2007.

The sum of EUR 12.261 million corresponding to the total remuneration of the top management includes the sums paid to executives indicated in section B.1.12.

This only includes, in all cases, the period during which the executives in question were top management in accordance with the Unified Good Governance Code for Listed Companies.

The total remuneration indicated is not that accrued, but the sum actually received. This amount does not include the cost of insurance policies and contributions to pension plans, contingent plans, and award for permanency, which totalled EUR 1.484 million, or the total indemnity received by the executives that have left the Company, which totalled EUR 10.926 million.

6. Note on section C.2

•

Caja de Ahorros y Pensiones de Barcelona: the sum of 197,433 for “services received” corresponds to the sum of the number of Visa Repsol cards issued as at 31 December 2007 (196,684) and the number of Visa Repsol cards used as employee corporate cards at 31 December 2007 (749).

•

Caja de Ahorros y Pensiones de Barcelona: the sum of EUR 2,394,120 thousand for “other instruments that may involve a transfer of resources or obligations between the company and the related party” corresponds to short-term financial investments of EUR 421,678 thousand, long-term deposits in a sum of EUR 4,400 thousand, exchange rate hedging tools in a sum of EUR 931,972 thousand, interest rate hedging tools in a sum of EUR 1,033,370 thousand and others, in a sum of EUR 2,700 thousand.

•

Caja de Ahorros y Pensiones de Barcelona: the sum of EUR 648,609 thousand for “financing arrangements: others” corresponds to credit facilities granted in a sum of EUR 640,484 thousand and liquidity commissions of preferences shares for EUR 8,125 thousand.

•	Petróleos Mexicanos: the sum of EUR 6,297 thousand for “financing arrangements: others” corresponds to grid access fees.

Translation of the original in Spanish.

In case of any discrepancy, the Spanish version prevails.

Binding definition of independent director:

Indicate whether any of the independent directors have or have had any relationship with the company, its significant shareholders or its executives, which, if sufficiently significant or important, would have meant that the director could no longer be considered independent, pursuant to the definition set out in section 5 of the Unified Good Governance Code:

Yes  ☐        No  ☒

Name of director	Type of relationship	Explanation

This annual report on corporate governance was approved by the Board of Directors of the Company on 26 March 2008.

Indicate whether any Directors have voted against or abstained in connection with the approval of this Report.

Yes  ☐        No  ☒

Name of director who did not vote in favour of approving this report	Reasons (against, abstention, absence)	Explain the reasons

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 7th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer